                                                Filed pursuant to Rule 424(b)(1)
                                                Registration No. 333-30961

                               2,470,000 Shares

                                     LOGO
                                 Common Stock

                                 ------------

  Of the 2,470,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by ADE Corporation ("ADE" or the "Company") and 470,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "ADEX." On August 5, 1997, the last reported sale price of the Company's Common Stock was $32.125 per share.

                                 ------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                PRICE     UNDERWRITING   PROCEEDS   PROCEEDS TO
                                 TO      DISCOUNTS AND      TO        SELLING
                               PUBLIC    COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..................    $31.375       $1.68        $29.695     $29.695
--------------------------------------------------------------------------------
Total(3)...................  $77,496,250   $4,149,600   $59,390,000 $13,956,650
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the offering estimated at $450,000, all of which are payable by the Company.
(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to 370,500 additional shares of Common
    Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $89,120,688, $4,772,040, $68,298,500 and $16,050,148, respectively. See
    "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about August 11, 1997.

ALEX. BROWN & SONS
   INCORPORATED
             MONTGOMERY SECURITIES

                         ADAMS, HARKNESS & HILL, INC.

                                      SUTRO & CO. INCORPORATED

                                                   NEEDHAM & COMPANY, INC.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 6, 1997

              [DIAGRAM OF CERTAIN OF ADE CORPORATION'S SYSTEMS
                  AND MARKETPLACE APPLICATION APPEARS HERE]




  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK IN CONNECTION WITH THE OFFERING, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF PENALTY BIDS. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents or portions of documents filed by the Company with the Securities and Exchange Commission (the "Commission") (Commission File No. 0-26714) are hereby incorporated by reference in this Prospectus: (a) Annual Report on Form 10-K for the fiscal year ended April 30, 1997 and (b) the description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed with the Commission on August 30, 1995.

  All reports and other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), subsequent to the date of the original filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents or portion of documents which are incorporated by reference in this Prospectus (other than exhibits to such documents or portions of documents), unless such exhibits are specifically incorporated by reference into the documents or portions of documents that this Prospectus incorporates. Requests should be submitted by telephone to (617) 467-3500 or in writing to:
ADE Corporation, 80 Wilson Way, Westwood, MA 02090, Attention: Mark D. Shooman, Vice President and Chief Financial Officer.

  ADE, UltraGage, UltraScan, WaferCheck and WIS are registered trademarks of the Company, and the ADE logo is a trademark of the Company.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  ADE Corporation is a leader in the design, manufacture, marketing and service of metrology and inspection systems for the semiconductor wafer manufacturing industry. The Company is also a growing supplier of metrology systems to the semiconductor device and computer hard disk industries. The Company's systems analyze and report product quality at critical manufacturing process steps, sort wafers and disks and provide manufacturers with quality certification data. Semiconductor wafer and device and computer hard disk manufacturers use the Company's systems to improve yield and capital productivity. The Company's products have evolved from single instruments used in off-line engineering analysis to multi-function systems for automated in-line monitoring of process-induced defects throughout the wafer and disk manufacturing processes. The Company's systems are designed to deliver the high throughput, reliability and information delivery and analysis necessary to meet the demands of increasingly complex and time-sensitive manufacturing processes. The Company has over 35 major products currently in use by the semiconductor wafer and device and hard disk manufacturing industries and has shipped more than 1,700 systems.

  As the performance of semiconductors has increased and their size and cost have decreased, the demand for semiconductors has expanded beyond the primary market in computer systems to include applications in telecommunications, automotive products, consumer goods and industrial automation and control. New geographic markets for semiconductors have also emerged, particularly in the Pacific Rim. VLSI Research Inc., an independent semiconductor industry research organization, estimates that the semiconductor market will be $155 billion in 1997 and will grow to $356 billion in the year 2002. Peripherals Research, an independent computer disk industry research organization, estimates that in the hard disk market demand will be 411 million disks in 1997 and will exceed 639 million disks in the year 1999. To meet this expected strong growth, wafer, device and disk manufacturers are currently making significant investments in capital equipment for new facilities and the expansion of capacity at existing facilities.

  Semiconductor devices are becoming more complex, requiring finer line widths and more sophisticated manufacturing processes. Key factors in improving the yields of these processes are the flatness of wafers and the absence of particles on the surface of the wafers. Wafer manufacturers use the Company's equipment to measure and identify flatness, shape, resistivity, conductivity type, particles and other surface defects. The measurement information derived from the Company's metrology and inspection systems enables wafer manufacturers to control their processes continuously. Device manufacturers currently use the Company's metrology products to perform incoming quality control and various other significant measurement functions. Key opportunities for the Company include the growing demand for epitaxial ("Epi") wafers and the increasing use of chemical mechanical planarization ("CMP"), an advanced wafer flattening procedure, as well as yield management software solutions in the wafer and device industries.

  The recent introduction of highly sensitive Magneto-Resistive ("MR") recording head technology has significantly increased the potential data capacity of hard disks and has placed rigorous new demands on magnetic data storage disk specifications. Manufacturers of hard disks use the Company's automated in-line equipment to measure taper and thickness. In addition, through its acquisition of Digital Measurement Systems, Inc. ("DMS") in February 1997, the Company has broadened its product line of metrology solutions for hard disk manufacturers to include automated in-line equipment that measures the magnetic properties of the disk recording surfaces. The Company believes these products are the only commercially available automated high speed in-line magnetic properties measurement tools available to the disk manufacturing industry. The measurement information derived from the Company's metrology systems enables hard disk manufacturers to continuously monitor and control their processes and to improve yields.

  ADE's strategy is to build on its leading technological and market position in providing metrology and inspection systems to wafer manufacturers and to increase its penetration in the device fabrication and hard disk industries. The Company also plans to increase the number and type of metrology and inspection functions that its products perform, in part by continuing to automate functions currently performed by human inspectors. The Company is committed to providing software solutions which increase its customers' yield management and capital productivity. In addition, the Company plans to continue developing information management software tools to integrate further its systems with its customers' management information systems. ADE expects to be able to deliver benefits to the semiconductor device and hard disk industries by leveraging its measurement and automation technology and worldwide sales and service organizations.

  ADE markets and sells its products through a direct sales force in the United States, Europe and Malaysia, through distributors in Japan and through third party representatives in the remainder of Asia. The Company's customers include all of the leading semiconductor wafer manufacturers such as SEH, MEMC, Wacker, Siltec and Sumitomo Sitix and many of the world's semiconductor device manufacturers such as IBM, Intel, Lucent Technologies, Motorola and Texas Instruments, as well as many of the leading manufacturers of hard disks and disk drives, including HMT, IBM, Komag, Seagate Technology and Western Digital.

  The Company was incorporated in Massachusetts in 1967. The Company's principal executive offices and manufacturing facility are located at 80 Wilson Way, Westwood, Massachusetts 02090, and its telephone number is (617) 467-3500.

                                  THE OFFERING

Common Stock offered by the Company.   2,000,000 shares
Common Stock offered by the Selling    470,000 shares
 Stockholders.......................
Common Stock to be outstanding after   10,604,160 shares(1)
 the offering.......................
Use of proceeds.....................   For general corporate purposes, including
                                       research and development, and for
                                       acquisitions  of complementary businesses
                                       and technologies.
Nasdaq National Market symbol.......   ADEX

--------
(1) Based upon the number of shares outstanding as of April 30, 1997. Excludes
    (i) 774,216 shares of Common Stock issuable upon the exercise of options outstanding as of April 30, 1997 at a weighted average exercise price of $8.14 per share, of which options to purchase 199,316 shares were then exercisable and (ii) 74,590 shares of Common Stock to be issued upon the exercise of options and sold in this offering by certain Selling Stockholders.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                YEAR ENDED APRIL 30,
                                      -----------------------------------------
                                       1993    1994     1995    1996     1997
                                      ------- -------  ------- ------- --------
STATEMENT OF INCOME DATA:
 Revenue............................. $27,564 $32,828  $46,152 $67,339 $101,403
 Gross profit........................  13,286  15,967   22,859  36,204   56,565
 Income (loss) from operations.......     412    (273)   5,244  11,478   18,442
 Net income (loss)...................     451    (353)   3,131   7,805   13,165
 Net income (loss) per share......... $  0.07 $ (0.05) $  0.47 $  0.98 $   1.48
 Weighted average common and common
  equivalent shares outstanding......   6,609   6,524    6,651   7,965    8,880

                                                            APRIL 30, 1997
                                                      ----------------------
                                                      ACTUAL  AS ADJUSTED(1)
                                                      ------- --------------
BALANCE SHEET DATA:
 Cash and cash equivalents........................... $19,374    $ 78,314
 Working capital.....................................  45,769     104,709
 Total assets........................................  88,417     147,357
 Long-term debt, less current portion................   5,091       5,091
 Total stockholders' equity..........................  61,388     120,328

--------
(1) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company hereby at the public offering price of $31.375 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  Except as otherwise noted, all financial information included in this Prospectus has been restated to reflect the Company's acquisition of Digital Measurement Systems, Inc., which was accounted for as a pooling-of-interests. See Note 3 of Notes to Consolidated Financial Statements. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                 RISK FACTORS

  In addition to the other information included in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus. Certain statements in this Prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements may be found in the material set forth under the headings, "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as elsewhere in this Prospectus, including the documents incorporated by reference herein. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this Prospectus and in the documents incorporated by reference herein. Any forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update any such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

  Cyclicality of the Company's Business. The Company's business depends in large part upon the capital expenditures of semiconductor wafer and device and computer hard disk and disk drive manufacturers, which in turn depend on the current and anticipated market demand for integrated circuits, products utilizing integrated circuits and systems requiring hard disk drives, respectively. The semiconductor and hard disk industries are cyclical and have historically experienced periodic downturns, which have had a severe effect on the demand for capital equipment. Two of the principal companies in the disk drive industry have recently announced less than expected demand for their disk drive products. Prior semiconductor and hard disk industry downturns and construction of excess capacity by the industry have adversely affected the Company's revenues, gross margin and net income and have also adversely affected the market price for the Company's Common Stock. No assurance can be given that the Company will continue to achieve the revenue growth it has experienced in recent years. In addition, the need for continued investment in research and development and extensive customer service and support capability worldwide will limit the Company's ability to reduce expenses in the event of a downturn in the industry.

  Fluctuations of Quarterly Operating Results. The Company's quarterly operating results have varied and may continue to vary significantly. The Company's quarterly revenues typically are derived from a relatively small number of customer orders. These customer orders often consist of multiple systems, each of which are priced between approximately $100,000 and $750,000. As a result, the timing of significant orders or a reduction in the number of systems shipped in a quarter could have a material effect on the Company's revenues and results of operations for that quarter. The results for a particular quarter may also vary due to a number of factors, including economic conditions in the semiconductor and hard disk industries, the timing of shipments of orders to major customers, the mix of products sold by the Company, competitive pricing pressures and the Company's ability to design, introduce and manufacture new products on a cost effective and timely basis. Moreover, customers may cancel or reschedule shipments, and production difficulties or the inability to obtain critical components could delay shipments. In addition, the Company's product sales have fluctuated, and are likely to continue to fluctuate, based on seasonal factors, such as customers' capital budget approval cycles, among others. These factors could have a material adverse effect on the Company's results of operations. The Company has increased its research and development spending in recent periods, in part to support its development of systems for next-generation 300 millimeter semiconductor wafers. The Company's expense levels are fixed in advance and based in part on its expectations as to future revenues. As a consequence, any material shortfall in revenue in a given quarter could have a material adverse effect on the Company's earnings.

  Rapid Technological Change and Introduction of New Products. The market for semiconductor wafer and device and computer hard disk metrology and inspection equipment is characterized by rapid technological advances, changing customer requirements, evolving industry standards and frequent new product introductions and enhancements. The Company's future success will depend in large part on the Company's ability to enhance its current products and to develop and introduce new products that keep pace with technological developments, achieve market acceptance and respond to customer requirements that are constantly evolving. New product introductions may contribute to fluctuations in quarterly operating results, as customers may defer ordering products from the Company's existing product lines. If new products have reliability or quality problems, then reduced orders, higher manufacturing costs, delays in collecting accounts receivable and additional service and warranty expense may result. Responding to rapid technological change and the need to develop and introduce new products to meet customers' expanding needs and evolving industry standards will require the Company to make substantial investments in research and product development. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introduction could result in a loss of competitiveness and could materially adversely affect the Company's operating results. There can be no assurance that the Company will successfully develop and manufacture new products or that any product enhancements or new products developed by the Company will gain market acceptance. The semiconductor wafer industry is currently undergoing a gradual evolution from 200 millimeter to 300 millimeter wafers. Wafer manufacturers are beginning to establish pilot production lines and specifications for the manufacture of 300 millimeter wafers. The Company is currently developing product enhancements and new products designed to meet increasing demand for metrology and inspection equipment for 300 millimeter wafers. One of the Company's competitors recently began shipping an optical inspection product for 300 millimeter wafers. Until the Company begins shipping its next generation product, the Company's sales of its wafer inspection systems could be adversely affected. There can be no assurance that the Company will be able to develop enhancements and new products successfully or in time to meet emerging demand, or that enhancements and new products developed by the Company will be accepted by the Company's customers.

  Competition. The semiconductor and computer hard disk equipment industries are highly competitive. There can be no assurance that companies with complementary technologies and greater financial resources will not enter these industries and develop products that are superior to the Company's products or achieve market acceptance. In the market for optical defect inspection equipment, the Company competes directly with Hitachi Electronics Engineering Co., Ltd. and KLA-Tencor Corporation, both of which have significantly greater financial resources than the Company. In the metrology area of the device industry, the Company has encountered, and expects to encounter in the future, competition from companies offering similar and competing technologies, some of which have significantly greater financial resources than the Company or an existing market presence in the device industry, or both. The Company also expects to encounter intense competition in the areas of metrology and inspection for the hard disk industry. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures often necessitate price reduction which can adversely affect operating results. In order to remain competitive, the Company must maintain a high level of investment in research and development and sales, marketing and service. There can be no assurance that the Company will have sufficient resources to continue to make such investment or that the Company will be able to make the technological advances necessary to remain competitive. Currently, the Company's lead times for the delivery of products to its customers are longer than the industry average, and, as a consequence, the Company has in a limited number of cases failed to obtain customer orders. Although the Company is taking steps to reduce lead times, there can be no assurance that the Company will be successful in sufficiently reducing its lead times. The failure to sufficiently reduce lead times may result in lost business in the future and may have an adverse impact on the Company's business and results of operations.

  KLA Corporation recently acquired a competitor of the Company in the market for optical defect inspection equipment, Tencor Corporation, to form KLA-Tencor Corporation. The Company expects that similar acquisitions and business combinations by competitors and potential competitors of the Company, in the metrology as well as in the defect inspection markets, may continue in the future. Acquisitions by the Company's competitors and potential competitors could allow them to offer new products without the lengthy time delays typically associated with internal product development, which could afford such competitors and potential competitors an advantage in meeting customers' demands. Such acquisitions by others could also have the effect of limiting the Company's access to commercially significant technologies. The greater resources, including financial and marketing and support resources, of competitors engaged in these acquisitions could permit them to accelerate the development and commercialization of new competitive products and the marketing of existing competitive products to their larger installed bases. Accordingly, such business combinations and acquisitions by competitors and potential competitors could have an adverse impact on both the Company's market share and the pricing of its products, which could have a material adverse effect on the Company's business and results of operations.

  The Company relies upon a combination of internal product development and partnerships with certain other companies to broaden its product line to meet customer demand. The increasing competitiveness within the industry, together with acquisitions by the Company and its competitors of businesses possessing complementary technologies, could materially limit the Company's ability to continue to partner with other companies for new or complementary products, which could have a material adverse effect upon the Company's ability to offer in a timely manner products that meet customers' needs.

 Management of Growth. The Company has been experiencing a period of significant growth that could place a strain on its management and other resources. To support the Company's growth, the Company will need to hire more engineering, manufacturing, sales and marketing, and support and administrative personnel, expand customer service capabilities, and update or expand management information systems, procedures and controls. Competition for the necessary personnel in the Company's industries is high. There can be no assurance that the Company will be able to attract and retain the necessary personnel to accomplish its growth strategies or that it will be able to satisfy customer demand in a timely fashion and satisfactorily support its customers and operations or that its information systems, procedures and controls will be adequate to support the Company's operations. If the Company's management is unable to manage growth effectively, the Company's business, operating results and financial condition could be materially adversely affected.

  Customer and Industry Concentration. A relatively limited number of customers have historically accounted for a substantial portion of the Company's revenues in each year. In fiscal years 1995, 1996 and 1997, sales to the Company's top five customers in each period, all of which are in the semiconductor wafer industry, accounted for approximately 51%, 45% and 50%, respectively, of the Company's revenue. In fiscal 1997, one of the Company's customers accounted for 16% of the Company's revenue. The loss of or any reduction in orders by any of these customers, including reductions due to market, economic or competitive conditions in the semiconductor industry or in other industries that manufacture products utilizing semiconductors, could adversely affect the Company's business, financial condition and results of operations. In each of the last three fiscal years the Company has derived over 70% of its revenue, including approximately 77% in fiscal 1997, from customers in the semiconductor wafer industry. While the Company is focusing on expanding the level of its business in the device and hard disk industries, there can be no assurance that the Company's efforts will be successful. The Company's ability to maintain or increase its sales levels in the future will depend in part upon its ability to obtain orders from new customers as well as the financial condition and success of its existing customers and the general economy. There can be no assurance that the Company will be able to maintain or continue to increase the level of its revenues in the future or that the Company will be able to retain existing customers or to attract new customers. In addition, given the limited number of customers, any delay in collecting, or inability to collect, accounts receivable could have a material adverse effect on the Company's financial results. See Note 11 of Notes to Consolidated Financial Statements.

  Dependence on Suppliers. Certain of the components and subassemblies, including certain systems controllers and robotics components, incorporated in the Company's systems are obtained from a single source or a limited group of suppliers. The Company has not qualified a second source for these products and the partial or complete loss of certain of these sources could have an adverse effect on the Company's results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these components could adversely affect the Company's results of operations.

  Risks Associated with International Operations. International sales accounted for 53%, 59% and 60% of the Company's revenues for the fiscal years 1995, 1996 and 1997, respectively. See Note 11 of Notes to Consolidated Financial Statements. The Company expects that international sales will continue to represent a significant percentage of revenues. The Company's international business may be affected by changes in demand resulting from fluctuations in interest and currency exchange rates as well as by factors such as the risk of government financed competition, changes in trade policies, tariff regulations and difficulties in obtaining U.S. export licenses.

  Patents and Other Intellectual Property. The Company's success depends in part on its proprietary technology. The Company attempts to protect its proprietary technology through patents, copyrights, trademarks, trade secrets and license agreements. The Company believes, however, that its success will depend to a greater extent upon innovation, technological expertise and distribution strength. There can be no assurance that the Company will be able to protect its technology or that competitors will not be able to develop similar technology independently. No assurance can be given that the claims allowed on any patents held by the Company will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries.

  As is typical in the Company's industry, the Company and its customers from time to time receive letters from third parties, including some of the Company's competitors, alleging infringement of such parties' patent rights by the Company's products. There can be no assurance that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of such alleged infringement or that the Company would be able to license any infringed patents on reasonable terms.

  Some customers using certain products of the Company have received a notice of infringement from Technivision Corporation and Jerome H. Lemelson, alleging that equipment used in the manufacture of semiconductor products infringes patents issued to Mr. Lemelson relating to "computer image analysis" or "digital signal generation and analysis." Certain of these customers have notified the Company that they may seek indemnification from the Company for any damages and expenses resulting from this matter. Neither the Company nor any of its products has been identified by Mr. Lemelson as infringing his patents. There can be no assurance, however, that Mr. Lemelson would not bring a claim against the Company for infringement or that the Company would prevail in any such action. If Mr. Lemelson were to prevail in any such action, the Company might be required to pay license fees or royalties to Mr. Lemelson, which could have an adverse impact on the Company's profitability.

  Risks Associated with Acquisitions and Alliances. The Company has addressed the need to offer new products, in part, through the acquisition of technology and other businesses. The acquisition of other businesses involves numerous risks, including the difficulty of assimilating the operations, technologies and products of the acquired business, the diversion of management's attention from other business concerns, the risks of entering markets in which the Company has no or limited direct prior experience and must compete with competitors having stronger market positions, the potential loss of key employees of the acquired business and the risk that any such acquisitions could reduce the Company's future earnings. The integration of other businesses into ADE requires, among other things, integration of product offerings and coordination of sales, marketing, research, development, and management organizations. There can be no assurance that such integration will be accomplished smoothly or successfully. The difficulties of such integration may be increased by the necessity of coordinating organizations which are separated geographically. The inability of management to successfully integrate the operations of such acquired businesses could have a material adverse effect on the business and results of operations of the Company.

  Control By Existing Stockholders. The Company's directors and executive officers and members of their immediate families will beneficially own approximately 34% of the Company's outstanding shares of Common Stock upon completion of this offering. Accordingly, these stockholders acting together will have the ability to significantly influence corporate actions requiring stockholder approval, including the election of the Company's directors. This concentration of ownership may also have the effect of delaying or preventing a change of control of the Company. See "Management" and "Principal and Selling Stockholders."

  Volatility of Stock Price. The stock market in general and the market for shares of technology companies in particular recently have experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Many companies in the semiconductor and semiconductor equipment industries, including the Company, experienced dramatic volatility in the market prices of their common stock during the last two years. The Company believes that factors such as announcements of developments related to the Company's business or its competitors' or customers' businesses, fluctuations in the Company's financial results, general conditions or developments in the semiconductor and semiconductor equipment industries and the worldwide economy, sales of the Company's Common Stock into the market, the number of market makers for the Company's Common Stock, announcements of technological innovations or new or enhanced products by the Company or its competitors or customers, a shortfall in revenue, gross margin, earnings or other financial results from or changes in analysts' expectations and developments in the Company's relationships with its customers and suppliers, or a variety of factors beyond the Company's control could cause the price of the Company's Common Stock to fluctuate, perhaps substantially. There can be no assurance that the market price of the Company's Common Stock will not experience significant fluctuations in the future, including fluctuations that are material, adverse and unrelated to the Company's performance.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be $58,940,000 ($67,848,500 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company intends to use the net proceeds from this offering for general corporate purposes, including research and development, and for acquisitions of complementary businesses and technologies. The amounts actually expended by the Company for each purpose and the timing thereof may vary depending upon a number of factors, including future revenue growth, the amount of cash generated by the Company's products and the progress of the Company's product development efforts.

  Pending such uses, the net proceeds of this offering will be invested in interest-bearing bank accounts or short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock trades on the Nasdaq National Market under the symbol "ADEX." The following table sets forth the high and low sale prices for each fiscal quarter for the Common Stock as reported by Nasdaq for the periods indicated.

                                                                    HIGH   LOW
                                                                   ------ ------
      FISCAL YEAR ENDED APRIL 30, 1996:
        Second quarter (beginning October 18, 1995)............... $18.50 $14.13
        Third quarter.............................................  18.25  12.00
        Fourth quarter............................................  16.00  12.50
      FISCAL YEAR ENDED APRIL 30, 1997:
        First quarter............................................. $22.25 $ 8.75
        Second quarter............................................  11.63   8.25
        Third quarter.............................................  20.63   8.38
        Fourth quarter............................................  20.75  16.50
      FISCAL YEAR ENDED APRIL 30, 1998:
        First quarter............................................. $30.25 $18.25
        Second quarter (through August 5, 1997)...................  33.25  28.63

  The last sale price of the Common Stock on August 5, 1997, as reported by Nasdaq, was $32.125 per share. As of June 27, 1997 there were 121 holders of record of the Common Stock. The Company believes that there are more than 300 beneficial holders of its Common Stock.

                                DIVIDEND POLICY

  The Company has never paid or declared any cash dividends on its Common Stock. The Company currently intends to retain all future earnings for its business and, therefore, does not anticipate paying cash dividends in the foreseeable future. Future dividends, if any, will depend on, among other things, the Company's results of operations, capital requirements, restrictions in loan agreements and on such other factors as the Company may, in its discretion, consider relevant.

                                CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of April 30, 1997 and as adjusted to reflect the issuance and sale by the Company of the 2,000,000 shares of Common Stock offered hereby after deducting underwriting discounts and commissions and estimated offering expenses and receipt of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                             APRIL 30, 1997
                                                           --------------------
                                                                        AS
                                                            ACTUAL   ADJUSTED
                                                           --------  ----------
                                                             (IN THOUSANDS,
                                                           EXCEPT SHARE DATA)
Long-term debt, less current portion...................... $  5,091  $   5,091
                                                           --------  ---------
Stockholders' equity:
  Preferred stock, $1.00 par value, 1,000,000 shares
   authorized, none issued................................       --         --
  Common stock, $.01 par value, 25,000,000 shares
   authorized, 8,604,160 shares issued and outstanding;
   10,604,160 shares issued and outstanding as
   adjusted(1)............................................       86        106
  Capital in excess of par value..........................   28,660     87,580
  Retained earnings.......................................   32,846     32,846
  Deferred compensation...................................     (204)      (204)
                                                           --------  ---------
    Total stockholders' equity............................   61,388    120,328
                                                           --------  ---------
    Total capitalization..................................  $66,479  $ 125,419
                                                           ========  =========

--------
(1) Excludes (i) 774,216 shares of Common Stock issuable upon the exercise of options outstanding as of April 30, 1997, at a weighted average price of $8.14 per share, of which options to purchase 199,316 shares were then exercisable and (ii) 74,590 shares of Common Stock to be issued upon the exercise of options and sold in this offering by certain Selling Stockholders.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected financial data of the Company for and as of the fiscal years ended April 30, 1993, 1994, 1995, 1996 and 1997. The selected financial data as of April 30, 1996 and 1997 and for the three years ended April 30, 1997 have been derived from the Company's consolidated financial statements which appear elsewhere in this Prospectus and which have been audited by Price Waterhouse LLP, independent accountants. The selected financial data as of April 30, 1993, 1994 and 1995 and for the two years ended April 30, 1994 have been derived from the Company's audited consolidated financial statements, together with the unaudited financial statements of DMS as of March 31, 1993, 1994 and 1995 and for the two years ended March 31, 1994. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. No cash dividends were declared or paid in any of the periods presented.

                                              YEAR ENDED APRIL 30,
                                    -------------------------------------------
                                     1993     1994     1995     1996     1997
                                    -------  -------  -------  ------- --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 Revenue........................... $27,564  $32,828  $46,152  $67,339 $101,403
 Cost of revenue...................  14,278   16,861   23,293   31,135   44,838
                                    -------  -------  -------  ------- --------
 Gross profit......................  13,286   15,967   22,859   36,204   56,565
                                    -------  -------  -------  ------- --------
 Operating expenses:
    Research and development.......   5,532    6,073    6,318    7,798   17,012
    Marketing and sales............   4,389    5,981    6,842   10,169   13,665
    General and administrative.....   2,953    4,186    4,455    6,759    7,446
                                    -------  -------  -------  ------- --------
      Total operating expenses.....  12,874   16,240   17,615   24,726   38,123
                                    -------  -------  -------  ------- --------
 Income (loss) from operations.....     412     (273)   5,244   11,478   18,442
                                    -------  -------  -------  ------- --------
 Other income (expense):
    Interest income (expense), net.     (88)    (392)    (404)     331      329
    Gain on sale of land and
     building......................     376      229      --       --       --
                                    -------  -------  -------  ------- --------
      Total other income (expense).     288     (163)    (404)     331      329
                                    -------  -------  -------  ------- --------
 Income (loss) before provision
  (benefit) for income taxes and
  equity in net earnings of
  affiliated companies.............     700     (436)   4,840   11,809   18,771
 Provision (benefit) for income
  taxes............................     249      (83)   1,709    4,004    5,705
                                    -------  -------  -------  ------- --------
 Income (loss) before equity in net
  earnings of affiliated companies.     451     (353)   3,131    7,805   13,066
 Equity in net earnings of
  affiliated companies.............     --       --       --       --        99
                                    -------  -------  -------  ------- --------
 Net income (loss)................. $   451  $  (353) $ 3,131  $ 7,805 $ 13,165
                                    =======  =======  =======  ======= ========
 Net income (loss) per share....... $  0.07  $ (0.05) $  0.47  $  0.98 $   1.48
                                    =======  =======  =======  ======= ========
 Weighted average common and common
  equivalent shares outstanding....   6,609    6,524    6,651    7,965    8,880
                                    =======  =======  =======  ======= ========
                                                   APRIL 30,
                                    -------------------------------------------
                                     1993     1994     1995     1996     1997
                                    -------  -------  -------  ------- --------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents......... $ 2,259  $ 1,870  $ 3,277  $21,513  $19,374
 Working capital...................  12,223   11,856   15,415   39,828   45,769
 Total assets......................  22,796   25,758   28,763   61,978   88,417
 Long-term debt, less current
  portion..........................   1,474    2,121    2,166      677    5,091
 Total stockholders' equity........  13,523   13,200   16,205   46,502   61,388

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion provides an analysis of the Company's financial condition and results of operations and should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

OVERVIEW

  The Company was founded in 1967 to develop and market certain advanced concepts and designs in capacitive and other measurement technologies suitable for industrial applications requiring precise, reliable, damage-free and repeatable measurements. The Company's products have evolved from single instruments used in off-line engineering analysis to multi-function systems for automated in-line monitoring of process-induced defects throughout the wafer and disk manufacturing processes. The Company operates in two major business areas, the Semiconductor Group and the Computer Disk Group. The Semiconductor Group manufactures multifunctional semiconductor metrology and automation systems and optical wafer defect inspection equipment used to detect particles and other defects on wafer surfaces. The Computer Disk Group is primarily engaged in the production of metrology systems for the computer hard disk industry.

  A relatively limited number of customers have accounted for a substantial portion of the Company's revenue. Moreover, during the past fiscal year approximately 77% of the Company's revenue was derived from sales made to wafer manufacturers, with the remainder of the revenue derived principally from sales to manufacturers of semiconductor devices and computer hard disks. The Company derives a substantial portion of its revenue from a relatively small number of customer orders. These customer orders often consist of multiple systems, which can range in price from approximately $100,000 to $750,000. As a result, the timing of significant orders or a reduction in the number of systems shipped in a quarter could have a material effect on the Company's revenue and results of operations for that quarter.

  The Company records revenue from product sales upon shipment to the customer. The Company accrues for warranty costs upon shipment and recognizes service revenue when the service is performed. Revenue under certain long-term contracts containing custom engineering is recognized under the percentage of completion method.

  In February 1997, the Company acquired all of the outstanding stock of and a building used by Digital Measurement Systems, Inc. ("DMS") of Burlington, Massachusetts. DMS provides magnetic measurement equipment and systems to the computer hard disk manufacturing industry. This transaction has been accounted for as a pooling-of-interests and, therefore, the accompanying financial information has been retroactively restated to reflect the financial position and results of operations and cash flows of the Company and DMS for all periods presented.

RESULTS OF OPERATIONS

  For the periods indicated, the following table sets forth the percentage of total revenue represented by the respective line items in the Company's consolidated statement of income.

                                                         YEAR ENDED APRIL 30,
                                                         ----------------------
                                                          1995    1996    1997
                                                         ------  ------  ------
      Revenue...........................................  100.0%  100.0%  100.0%
      Cost of revenue...................................   50.5    46.2    44.2
      Gross profit......................................   49.5    53.8    55.8
      Operating expenses:
        Research and development........................   13.7    11.6    16.8
        Marketing and sales.............................   14.8    15.1    13.5
        General and administrative......................    9.7    10.0     7.3
      Income from operations............................   11.4    17.0    18.2
      Other income (expense)............................   (0.9)    0.5     0.3
      Net income........................................    6.8%   11.6%   13.0%

 Fiscal Year Ended April 30, 1997 Compared to Fiscal Year Ended April 30, 1996

  Revenue. Revenue increased 50.6% to $101.4 million in fiscal 1997 from $67.3 million in fiscal 1996. The increase was primarily due to increased unit sales of the Company's products. The increase in unit sales resulted primarily from strong demand for capital equipment in the semiconductor industry and increased demand for gaging equipment in the computer disk drive industry. In fiscal 1997, $6.3 million of revenue was provided by the operations of DMS versus $1.7 million in fiscal 1996. The Company is currently developing product enhancements and new products designed to meet increasing demand for metrology and inspection equipment for 300 millimeter wafers. A competitor of the Company has recently begun shipping an optical inspection product for 300 millimeter wafers. The Company believes that its next generation product, which has not yet been shipped to customers, will be technologically superior to the competitor's new product. Until the Company begins shipping its next generation product, the Company's sales of its wafer inspection systems could be adversely affected.

  Gross Margin. Gross margin increased to 55.8% in fiscal 1997 from 53.8% in fiscal 1996. The increase was primarily due to distributing relatively fixed overhead costs over increased sales. Gross margins were higher in the first and second quarters of fiscal 1997, as the Company operated near capacity in its facilities, as compared to the third and fourth quarters of fiscal 1997. During the third and fourth quarters of the fiscal year, the Company increased capacity and overhead by moving into a new facility in Westwood, Massachusetts and by increasing the capacity of its existing facility in Charlotte, North Carolina. Gross margins in the immediate future are expected to be consistent with the margins experienced during the third and fourth quarters of fiscal 1997.

  Research and Development. Research and development expense in fiscal 1997 increased 118.2% to $17.0 million from $7.8 million in fiscal 1996 and increased as a percent of revenue to 16.8% from 11.6%. This increase was primarily due to increased spending on next generation products and expenses recognized during the fourth quarter for products under development, a portion of which had been capitalized during the previous three quarters. While future research and development expenses are expected to increase over previous quarters as the Company continues development of next generation products, the Company expects that expenses as a percent of revenue should return to levels experienced during the first three quarters of fiscal 1997.

  Marketing and Sales. Marketing and sales expense increased 34.4% to $13.7 million in fiscal 1997 from $10.2 million in fiscal 1996, but decreased as a percentage of revenue to 13.5% in fiscal 1997 from 15.1% in fiscal 1996.

  General and Administrative. General and administrative expenses increased 10.2% to $7.4 million in fiscal 1997 from $6.8 million in fiscal 1996 and decreased as a percent of revenue to 7.3% from 10.0%. General and administrative expenses increased at a lower rate than revenue growth, as these expenses are relatively stable compared to revenue growth.

  Other Income (Expense). Net interest income was $329,000 in fiscal 1997 versus net interest income of $331,000 in fiscal 1996. Interest income was offset by interest expense associated with an Industrial Development Bond used to finance the acquisition and renovation of the Westwood manufacturing facility.

  Provision for Income Taxes. The effective tax rates for fiscal 1997 and 1996 were 30.4% and 33.9%, respectively, and differed from the federal statutory rate primarily because of benefits from the use of a foreign sales corporation by the Company and state income taxes. The fiscal 1997 rate was lower than the fiscal 1996 rate due to the benefit of investment tax credits resulting from increased capital spending in fiscal 1997 and the benefit from federal and state research and development tax credits realized in the fourth quarter of fiscal 1997.

 Fiscal Year Ended April 30, 1996 Compared to Fiscal Year Ended April 30, 1995

  Revenue. Revenue increased 45.9% to $67.3 million in fiscal 1996 from $46.2 million in fiscal 1995. The increase was due to increased unit sales of the Company's products and a price increase announced in January 1995. The increase in unit sales resulted primarily from strong demand for capital equipment in the semiconductor industry and increased demand for gaging equipment in the computer disk drive industry.

  Gross Margin. Gross margin increased to 53.8% in fiscal 1996 from 49.5% in fiscal 1995. The increase was primarily due to distributing relatively fixed overhead costs over increased sales and a price increase announced in January 1995, the impact of which occurred during fiscal 1996.

  Research and Development. Research and development expense in fiscal 1996 increased 23.4% to $7.8 million from $6.3 million in fiscal 1995, but decreased as a percentage of revenue to 11.6% in fiscal 1996 from 13.7% in fiscal 1995, as revenue increased at a rate greater than the increase in research and development expense. Total expense for research and development increased as the Company made significant investments in next generation products.

  Marketing and Sales. Marketing and sales expense increased 48.6% to $10.2 million in fiscal 1996 from $6.8 million in fiscal 1995, and increased as a percentage of revenue to 15.1% in fiscal 1996 from 14.8% in fiscal 1995. This increase in expenditures was due to additions in staffing required to support increased demand for the Company's products.

  General and Administrative. General and administrative expenses increased 51.7% to $6.8 million in fiscal 1996 from $4.5 million in fiscal 1995. The increase was due to higher bonus expenses associated with improved performance, higher employee benefit costs, increased legal fees associated with various legal matters and additional expenses associated with being a public company.

  Other Income (Expense). Net interest income was $331,000 in fiscal 1996 versus net interest expense of $404,000 in fiscal 1995. The increase in income resulted from interest earned on the proceeds of the initial public offering of the Company's Common Stock completed in October 1995, repayment in full of the outstanding balance of the Company's line of credit in fiscal 1995 and the cancellation of subordinated debt related to the exercise of warrants in connection with the initial public offering.

  Provision for Income Taxes. The effective tax rates for fiscal 1996 and 1995 were 33.9% and 35.3% respectively, and differed from the federal statutory rate primarily because of benefits from the use of a foreign sales corporation by the Company and state income taxes.

SELECTED CONSOLIDATED QUARTERLY OPERATING RESULTS

  The following tables set forth consolidated statement of income data for each of the eight quarters in the period beginning May 1, 1995 and ending April 30, 1997. This information has been derived from the Company's unaudited financial statements. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained herein and include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary to present fairly this information when read in conjunction with the Company's annual audited financial statements and notes thereto appearing elsewhere in this Prospectus. The Company's operating results for any one quarter are not necessarily indicative of results for any future period.

                                                       QUARTER ENDED
                         --------------------------------------------------------------------------------------
                         JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,  JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,
                           1995       1995       1996       1996       1996       1996       1997       1997
                         --------   --------   --------   ---------  --------   --------   --------   ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME
 DATA:
 Revenue................ $13,559    $15,525    $18,693     $19,562   $19,991    $22,882    $26,193     $32,337
 Cost of revenue........   6,332      7,242      8,670       8,891     8,685      9,882     11,898      14,373
                         -------    -------    -------     -------   -------    -------    -------     -------
 Gross profit...........   7,227      8,283     10,023      10,671    11,306     13,000     14,295      17,964
                         -------    -------    -------     -------   -------    -------    -------     -------
 Operating expenses:
  Research and
   development..........   1,712      1,858      1,768       2,460     3,221      3,783      3,757       6,251
  Marketing and sales...   2,214      2,258      3,056       2,641     2,977      2,868      3,272       4,548
  General and
   administrative.......   1,373      1,590      1,699       2,097     1,421      1,676      1,738       2,611
                         -------    -------    -------     -------   -------    -------    -------     -------
    Total operating
     expenses...........   5,299      5,706      6,523       7,198     7,619      8,327      8,767      13,410
                         -------    -------    -------     -------   -------    -------    -------     -------
 Income from operations.   1,928      2,577      3,500       3,473     3,687      4,673      5,528       4,554
 Interest income
  (expense), net........     (62)       (46)       247         192       151         79        (14)        113
                         -------    -------    -------     -------   -------    -------    -------     -------
 Income before provision
  for income taxes and
  equity in net earnings
  (loss) of affiliated
  companies.............   1,866      2,531      3,747       3,665     3,838      4,752      5,514       4,667
 Provision for income
  taxes.................     684        915      1,339       1,066     1,290      1,650      1,851         914
                         -------    -------    -------     -------   -------    -------    -------     -------
 Income before equity in
  net earnings (loss) of
  affiliated companies..   1,182      1,616      2,408       2,599     2,548      3,102      3,663       3,753
 Equity in net earnings
  (loss) of affiliated
  companies.............     --         --         --          --        --          15        156         (72)
                         -------    -------    -------     -------   -------    -------    -------     -------
 Net income............. $ 1,182    $ 1,616    $ 2,408     $ 2,599   $ 2,548    $ 3,117    $ 3,819     $ 3,681
                         =======    =======    =======     =======   =======    =======    =======     =======
 Net income per share... $  0.17    $  0.22    $  0.27     $  0.29   $  0.29    $  0.36    $  0.43     $  0.41
                         =======    =======    =======     =======   =======    =======    =======     =======
 Weighted average common
  and common equivalent
  shares outstanding....   6,810      7,323      8,884       8,843     8,864      8,772      8,871       9,012
                         =======    =======    =======     =======   =======    =======    =======     =======
                                                       QUARTER ENDED
                         --------------------------------------------------------------------------------------
                         JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,  JULY 31,   OCT. 31,   JAN. 31,   APRIL 30,
                           1995       1995       1996       1996       1996       1996       1997       1997
                         --------   --------   --------   ---------  --------   --------   --------   ---------
PERCENTAGE OF REVENUE:
 Revenue................   100.0 %    100.0 %    100.0 %     100.0 %   100.0 %    100.0 %    100.0 %     100.0 %
 Cost of revenue........    46.7       46.6       46.4        45.5      43.4       43.2       45.4        44.4
 Gross profit...........    53.3       53.4       53.6        54.5      56.6       56.8       54.6        55.6
 Operating expenses:
  Research and
   development..........    12.6       12.0        9.5        12.6      16.1       16.5       14.3        19.3
  Marketing and sales...    16.3       14.5       16.3        13.5      14.9       12.5       12.5        14.1
  General and
   administrative.......    10.1       10.2        9.1        10.7       7.1        7.3        6.6         8.1
 Income from operations.    14.2       16.6       18.7        17.8      18.4       20.4       21.1        14.1
 Interest income
  (expense), net........    (0.5)      (0.3)       1.3         1.0       0.8        0.3       (0.1)        0.3
 Net income.............     8.7%      10.4%      12.9%       13.3%     12.7%      13.6%      14.6%       11.4%

  The Company's quarterly operating results have varied and may continue to vary significantly due to a number of factors, including economic conditions in the semiconductor and computer hard disk industries, the timing of shipments of orders to major customers, the mix of products sold by the Company and competitive pricing. Customers may cancel or reschedule shipments. Production difficulties or the inability to obtain critical components could delay shipments. These factors could have a material adverse effect on the Company's results of operations. As cost of revenue includes manufacturing overhead, which is relatively constant from quarter to quarter, gross margins can vary significantly from quarter to quarter due to varying levels of production and revenue. There can be no assurance that the Company will be profitable in any future period. Marketing and sales expenses can vary from quarter to quarter based on a number of factors, including mix of sales channels, geographic mix and timing of marketing events.

LIQUIDITY AND CAPITAL RESOURCES

  As of April 30, 1997, the Company had cash and cash equivalents of $19.4 million and working capital of $45.8 million. Net cash provided by operating activities was $6.6 million. Net income was $13.2 million. This amount was offset by a $4.4 million increase in accounts receivable resulting from increased sales and a $8.6 million increase in inventory. Management believes that inventory levels are larger than necessary for current sales volumes and has instituted a number of programs to improve inventory turnover in all facilities. Depreciation and amortization for fiscal 1997 was $1.6 million. During fiscal 1997, the Company increased its ownership in its Japanese distributor, Japan ADE Ltd. ("JAL"), from 3.0% to 50.0%. Consequently, in fiscal 1997, $2.7 million in gross profit from sales to JAL have been deferred rather than included in income from operations.

  During fiscal 1997, $15.0 million of cash was used in investing activities. Purchases of fixed assets represented $10.4 million of this amount. During the next fiscal year, the Company does not anticipate investing in fixed assets to the extent of fiscal 1997. Investments in three companies used an additional $3.1 million.

  Net cash provided by financing activities was $6.3 million. The primary source of this cash was a $5.5 million Industrial Development Bond used to finance the purchase and renovation of the manufacturing facility in Westwood, Massachusetts.

  Since inception, the Company has satisfied its cash requirements primarily through cash flow from operations, private placements and an initial public offering of the Company's Common Stock, bank borrowings and equipment financing.

  The Company may use a portion of the net proceeds from this offering for acquisitions of complementary businesses and technologies. The Company believes that cash from operations, existing cash resources and bank borrowings, together with the net proceeds of the sale of Common Stock by the Company in this offering, will be adequate to fund operations for at least the next 18 months.

  The Company's long-term capital requirements will be affected by many factors, including the success of the Company's current product offerings, the Company's ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and general trends in the semiconductor wafer and device industries. The Company plans to finance its long-term capital needs with the net proceeds of this offering, together with existing cash reserves and interest earned thereon, revenue from product sales, bank loans, leases and debt financings. To the extent that such funds are insufficient to finance the Company's activities, the Company will have to raise additional funds through the issuance of additional equity or debt securities or through other means. There can be no assurance that additional financing will be available on acceptable terms.

NEW ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement establishes and simplifies standards for computing and presenting earnings per share. SFAS No. 128 will be effective beginning with the Company's quarter ended January 31, 1998 and requires the restatement of all previously reported earnings per share data that are presented. Early adoption of SFAS No. 128 is not permitted. SFAS No. 128 replaces primary and fully diluted earnings per share with basic and diluted earnings per share. Pro forma earnings per share under SFAS No. 128 would have been as follows:

                                                      YEAR ENDED APRIL 30,
                                                 -------------------------------
                                                 1993   1994   1995  1996  1997
                                                 ----- ------  ----- ----- -----
   Pro forma basic net income (loss) per share.  $0.07 $(0.05) $0.48 $1.04 $1.55
   Pro forma diluted net income (loss) per
    share......................................   0.07  (0.05)  0.47  0.98  1.48

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." The statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. This standard will require that an enterprise display an amount representing total comprehensive income for the period. SFAS No. 130 will be effective for the Company's fiscal year ending April 30, 1998. Adoption of SFAS No. 130 is not expected to significantly impact the Company's financial position or results of operations.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their operating segments, in annual financial statements and would require that those enterprises report selected segment information in interim financial reports to stockholders. Operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 will be effective for the Company beginning with the Company's fiscal year ending April 30, 1998. Adoption of SFAS No. 131 will not impact the Company's financial position or results of operations.

INFLATION

  To date, inflation has not had a significant impact on the Company's operations.

                                   BUSINESS

OVERVIEW

  ADE Corporation is a leader in the design, manufacture, marketing and service of metrology and inspection systems for the semiconductor wafer manufacturing industry. In addition, the Company is a growing supplier of metrology systems to the semiconductor device and computer hard disk industries. The Company's systems analyze and report product quality at critical manufacturing process steps, sort wafers and disks and provide manufacturers with quality certification data. Semiconductor wafer and device and computer hard disk manufacturers use the Company's systems to improve yield and capital productivity. The Company's products have evolved from single instruments used in off-line engineering analysis to multi-function systems for automated in-line monitoring of process-induced defects throughout the wafer and disk manufacturing processes. The Company's systems are designed to deliver the high throughput, reliability and information delivery and analysis necessary to meet the demands of increasingly complex and time-sensitive manufacturing processes. The Company has over 35 major products currently in use by the wafer, device and disk manufacturing industries and has shipped more than 1,700 systems.

INDUSTRY BACKGROUND

 Semiconductor Wafer Manufacturing

  The manufacture of a semiconductor device, or "chip", begins with the production of a semiconductor wafer by a wafer manufacturer and is followed by the fabrication of integrated circuits on the surface of the wafer by a semiconductor device manufacturer. Wafer manufacturing is a highly competitive, commodity business in which facilities operate 24 hours per day, seven days per week. Any interruption in the supply of wafers to a device customer can cause that customer to suffer substantial losses.

  The wafer manufacturing process is largely mechanical. Measurements are taken at various stages of the process to identify defects induced by the manufacturing process, to eliminate unsatisfactory wafer materials from the process stream and to sort the wafers into batches of uniform thickness to increase productivity in the next process steps. Use by the wafer manufacturer of advanced metrology and inspection equipment is essential to maintaining an uninterrupted flow of ultra-flat, high-quality wafers. Advanced metrology and inspection equipment provides data to wafer manufacturers which allow them to identify sources of defects on wafers and to determine methods for controlling such defect sources in a manner which optimizes productivity, quality and, ultimately, wafer manufacturing profitability. This equipment must be reliable and accurate and meet the demanding resolution and repeatability performance requirements of the industry. As the industry moves to larger wafer sizes and more advanced technologies, including the use of Epi wafers, the demand for metrology and inspection systems meeting the above criteria is increasing.

  Contamination of the wafer by dust, bacteria, metal particles from the process or other foreign materials must be monitored and controlled because it can damage or ruin the wafer. Any steps in the process which involve human contact increase the level of contamination. The wafer manufacturing industry seeks to use automated systems wherever possible to reduce this contamination. The Company believes that semiconductor wafer manufacturers will continue to further automate existing measurement processes, to improve accuracy and repeatability over that offered by human operators. In addition, automating the visual inspection steps at the end of both the Epi and prime processes, as depicted in the chart below, could reduce manufacturing costs. Automating this step requires new types of surface defect monitoring systems and enhancements to existing measurement and inspection systems.

  The following is a summary of the steps in a typical wafer manufacturing process.

                  [DIAGRAM OF THE STEPS IN A TYPICAL WAFER
                     MANUFACTURING PROCESS APPEARS HERE]



 Semiconductor Device Fabrication

  In order to facilitate commercial transactions between the wafer manufacturer and the device manufacturer, Semiconductor Equipment and Materials International ("SEMI"), an industry standards organization, has developed the Silicon Wafer Order Form ("SWOF"), which identifies more than 40 independent parameters that may be specified, controlled and certified. Incoming wafers are generally sample inspected to ensure that they comply with the SWOF parameters specified by the device manufacturer. This inspection is typically done using automated systems of the same type used by the wafer manufacturer for outgoing inspection.

  Following inspection, multiple layers are created on the surface of the wafer through repeated photolithographic cycles. Multiple processing cycles result in microtopographical variations which may significantly interfere with photolithography. Successful photolithography requires extreme wafer flatness and freedom from optical surface defects. The CMP process, recently adopted by many leading device manufacturers, reflattens the wafer prior to many of the photolithographic cycles. CMP may be used multiple times during the device fabrication process. CMP, however, can leave process-induced defects on the wafer surface. Measurements are made to ensure that the flatness of the wafers entering each process cycle is suitable and to control other optical defect-related trends during processing which, if unchecked, lead to reduced yield and higher per-unit costs. Finally, measurement and control of the "backgrind" process used to produce thinner chips for notebook computers, PCMCIA devices and "smart" cards is critical to device yield.

  Yield management is an area of growing importance in the device fabrication process. As a consequence, yield management software tools are emerging which integrate and analyze data produced by automated defect classification and particle inspection tools.

 Computer Hard Disk Manufacturing

  Computer hard disk drives consist of a spindle, on which one or more hard disks are mounted, and read-write "flying heads" (generally, two per disk) which write data onto the surface of the disk and, thereafter, read back the data for use in the computer. MR head technology has placed rigorous new demands on magnetic data storage disk specifications. Higher density disks are more vulnerable to variability in manufacturing processes. Process variations, which in the past had negligible effects on disk yield, can render disks intended for advanced MR technology data storage useless.

  The computer hard disk manufacturing process, like the semiconductor wafer manufacturing process, is largely mechanical. Hard disks, like wafers, are delicate, flat, round and thin. They are commodity products made in very large volumes, and are subject to many of the same yield loss problems that result from manufacturing process variations. Disk manufacturing lines operate all over the world, 24 hours per day, seven days a week, placing a premium on equipment up-time and worldwide support. As the pace of disk drive technology has continued to accelerate, hard disk manufacturers, who had previously used internally developed solutions, are instead looking to outside vendors of automated in-line metrology and inspection equipment.

  Off-line, quality control lab measurements are taken at various stages of the process in order to qualify and manage the process. These measurements are moving in-line, as normal process variations lead to unacceptable yield loss in the manufacture of disks for the latest MR technology disk drives. These in-line measurements are utilized to identify defects induced by the manufacturing process, to eliminate unsatisfactory disks from the process stream and to sort the disks into batches of uniform thickness to increase productivity in the next process step. Contamination of the disk by dust, metal particles from the process or other foreign materials must be monitored and controlled because it can damage or ruin the disk. Any steps in the process which involve human contact increase the level of contamination. The disk manufacturing industry seeks to use automated systems wherever possible to reduce this contamination.

THE ADE STRATEGY

  The Company intends to maintain its leadership position in the design, manufacture, marketing and service of metrology and inspection systems for the wafer manufacturing industry. The Company also recognizes an increasing need for metrology and inspection equipment in the computer hard disk and semiconductor device manufacturing industries and intends to increase its penetration in these areas. In order to achieve these objectives, the Company is pursuing the following strategies:

  Broaden and Integrate Metrology and Inspection. Through internal development and acquisitions, the Company continues to increase the number and type of metrology and inspection functions that its products perform. The Company also intends to automate functions currently performed by human inspectors and to integrate them with existing automated functions into fully automated workcells. These product line goals are intended to maximize yields and reduce costs by eliminating process steps, replacing human inspectors and reducing contamination.

  Leverage Automated Metrology Capability into Device and Hard Disk Markets. The Company believes that its existing technologies are well-suited for emerging metrology and inspection requirements in the device fabrication and computer hard disk manufacturing processes. The Company is developing software to enable its existing measurement tools to support new applications in the device fabrication process. In the hard disk industry, the Company is broadening the functions its products perform and developing automated, in-line production capacity systems.

  Provide Yield Management Software Solutions. The Company is committed to providing software solutions which increase its customers' yield management and capital productivity. The Company's MicroSpec Automated Defect Classification System is well-suited to meet the device manufacturing industry's growing need to replace human classification of patterned wafer defects with automatic defect classification. In addition, the Company continues to develop information management software tools to further integrate its systems with manufacturers' information systems.

  Leverage Strong Customer Relationships and Emphasize Worldwide Service and Support. The Company's product development plans are driven by an intimate knowledge of its customers' development plans and process requirements, which is developed through frequent contact between the customers and the Company's technology, engineering, marketing, sales and management personnel. In addition, the Company makes uninterrupted, uniform worldwide service available to support its customers' requirements for extreme reliability and continuous equipment up-time. The Company's dedicated service and applications staff and affiliated distributors in Japan and the Far East provide timely and efficient customer service and support worldwide. The Company believes that its worldwide service organization is an important competitive advantage.

  Maintain Technological Leadership. The Company intends to maintain its technological leadership position by continuing its research and product development activities and acquiring complementary businesses and technologies. The Company seeks to protect its intellectual property through a strong patent program. Technological innovation in the areas of non-contact capacitive metrology, laser/optical based surface metrology and automation systems has been critical to the Company's success. The Company intends to expand its proprietary model-based design methodology and to continue adding key technologists.

PRODUCTS

  ADE's product strategy is to develop versatile, modular instrumentation and automation sub-systems that can be assembled to form a number of integrated products. These products support multiple metrology and inspection functions and sorting in the semiconductor wafer and device and hard disk fabrication processes. The Company has over 35 major products currently in use by the semiconductor wafer and device and hard disk manufacturing industries and has shipped more than 1,700 systems. During the past fiscal year, semiconductor equipment sales to wafer manufacturers have generated approximately 77% of the Company's annual revenues. The Company, however, must continue to develop and introduce new products and product enhancements to keep pace with technological developments and changing customer requirements. See "Risk Factors--Rapid Technological Change and Introduction of New Products."

  The Company's principal products in the semiconductor wafer, semiconductor device and computer hard disk and disk drive industries and OEM automation are described below. All metrology and inspection systems have the capability to record, print and store measurement data locally, as well as distribute the data via a network for yield and process management, future analysis and SWOF quality certification.

 Semiconductor Industry Products

WAFERCHECK 7000 SERIES


--------------------------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE TARGET MARKET                MEASUREMENT                      APPLICATIONS
--------------------------------------------------------------------------------------------------------
  7000       $160K to       Wafer     Thickness, Thickness Variation,           Sorting, Process Control
             $475K                    Flatness, Shape, Resistivity, Type,
                                      Fiducial Verification, Mark Reading

--------------------                  ----------------------------------------------------
  7200       $200K to                 Thickness, Thickness Variation, Flatness, Final Inspection
             $750K                    Shape, Resistivity, Type, Fiducial
                                      Verification, Mark Reading


  The WaferCheck 7000 series of products are flexible, modular systems capable of automatically characterizing, inspecting and sorting semiconductor wafers. The WaferCheck 7000, the first large-scale, automated metrology system for the wafer manufacturing market, was introduced by the Company in 1983. To meet the industry's increasing demand for the manufacture of 200 millimeter wafers, the Company introduced the WaferCheck 7200 in 1987. These systems measure thickness, flatness, shape, conductivity type, and resistivity on as-cut and etched wafers and provide high speed sorting. The products combine an automated transfer belt module with one or more customer selected measurement modules into a single, floor mounted system. These systems, which are capable of operating in a class 1000 cleanroom environment, provide a non-destructive in-line sorting capability and precise wafer classification at submicron accuracies.

ULTRASCAN 9000 SERIES


---------------------------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE TARGET MARKET                MEASUREMENT                      APPLICATIONS
---------------------------------------------------------------------------------------------------------
  9300       $250K to     Wafer and   Thickness, Thickness Variation, Flatness, Sorting, Process Control,
  9350       $500K        Device      Shape, Resistivity, Type, Fiducial        Incoming Inspection,
                                      Verification, Mark Reading                Final Inspection
----------------
  9600       $360K to
  9650       $590K

  The UltraScan 9000 series of products are high throughput, in-line production systems that perform metrology and sorting at various stages of the wafer manufacturing and device fabrication processes. The 9300 and 9350 systems, introduced in 1990, employ the Company's E station measurement module to measure thickness down to an accuracy of 0.5 microns. The 9600 and 9650 systems, introduced in 1994 and based on the more advanced E-Plus station, measure thickness down to an accuracy of 0.25 microns. The 9350 and 9650 systems have a smaller footprint than their larger counterparts, making them more suitable for applications in the device fabrication process, including photolithography, thermal processing, CMP and thin film deposition. The UltraScan 9000 systems are capable of being operated in a class 10 cleanroom environment. The UltraScan 9000 systems measure wafer thickness, flatness, shape, conductivity type and resistivity and can be integrated with factory automation systems using industry standard protocols.

ULTRAGAGE 9000 SERIES

--------------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE TARGET MARKET            MEASUREMENT                APPLICATIONS
--------------------------------------------------------------------------------------------
  9500       $150K to     Wafer and   Thickness, Thickness Variation,   Process Control,
             $220K        Device      Flatness, Shape, Stress, Fiducial Incoming Inspection,
                                      Verification                      Final Inspection
-------------------
  9700       $210K to
             $260K


  The UltraGage 9000 series of products are benchtop metrology systems containing a single measurement module, which is capable of making selected measurements, including flatness, thickness and stress. The UltraGage 9500 system, introduced in 1992, is based on the Company's E station measurement module. The UltraGage 9700 system, introduced in 1995, is based on the E-Plus station measurement module. The UltraGage 9000 systems are capable of being operated in a class 10 cleanroom environment. These systems were designed to operate together with applications software to be used by device manufacturers in applications such as CMP and thermal processing.

DCS AUTOMATIC DEFECT CLASSIFICATION SERIES

--------------------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE TARGET MARKET           MEASUREMENT                   APPLICATIONS
--------------------------------------------------------------------------------------------------
  DCS-II     $160K to      Device     Automatic Patterned Wafer       Process Control for Memory
             $220K                    Defect Classification and Yield and Logic Device Fabrication
                                      Management


  The MicroSpec DCS-II series is a fully integrated in-line automatic defect classification (ADC) system. The OpenADC(TM) approach to yield management of the DCS-II tool allows device process engineers to mix and match automated defect inspection, yield management and defect review tools for their inspection strategies. The DCS-II streamlines and strengthens the yield enhancement process, providing greater accuracy and repeatability than previously possible and eliminating the need for human operators.

WIS SERIES

------------------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE TARGET MARKET           MEASUREMENT                  APPLICATIONS
------------------------------------------------------------------------------------------------
  WIS-CR81   $300K to       Wafer     Surface Defects (Particles,      Sorting, Process Control,
  WIS-CR82   $450K                    Scratches, Haze, Dimples,        Inspection
                                      Slip and Various Visual Defects)


  The WIS series products are high throughput, in-line production systems that are used to detect, measure and characterize particles and other defects on wafer surfaces and provide process analysis and control information for the wafer manufacturer. The first of these optical-based systems was introduced in

1981. Based on the Company's existing CR80 production tool design, the WIS-CR81 and WIS-CR82, introduced in 1997, detect particles down to 0.1 microns on wafers up to 200 millimeters in diameter. The WIS systems can be integrated with factory automation systems using industry standard protocols. A variety of software packages are available from the Company to tailor the system to specific customer requirements. The WIS systems are capable of being operated in a class 10 cleanroom environment.

 Disk Industry Products

VIBRATING SAMPLE AND TORQUE LABORATORY MAGNETOMETERS

------------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE              MEASUREMENT                       APPLICATION
------------------------------------------------------------------------------------------
   880       $110K to   Measurement of Magnetic Properties and R&D Tool for Basic Analysis
   990       $275K      Temperature and Directional Variations of Magnetic Materials
  1660


  These computerized systems are used for the magnetic characterization of a broad range of materials (i.e. disks, tapes, powders, crystals, magneto-optic materials and superconducting materials). Since only a small piece of a magnetic material can be measured in these laboratory systems, a magnetic disk must be cut in order to be measured in such systems.

  Model 1660 is the only magnetometer which combines Vibrating Sample Magnetometer (VSM) and torque measurements in a single tool.

ROBOTIC KERR-EFFECT AND MRT MAGNETOMETERS

----------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE            MEASUREMENT                     APPLICATIONS
----------------------------------------------------------------------------------------
  660-KEM    $185K to   Yield Management, Quality Control, High Speed, Fully Automated
  670-KEM    $300K      and Process Control of Computer    Mapping of Magnetic and Other
  775-MRT               Hard Disk Manufacturing Lines      Properties of Computer
  780-MRT                                                  Hard Disks
  785-KM
  790-KM


  These are fully automated in-line robotic systems used for fast and accurate mapping of the important magnetic properties of computer hard disks. The systems have the capability to record, store, process and print measurement results locally, as well as to transmit the data to a network for process tune-up, quality control, certification, and subsequent sorting of the disks.

  The Company believes these robotic systems are the only commercially available automated high speed in-line magnetic properties measurement tools available for the disk manufacturing industry.

AUTOGAGER 1500 SERIES

-------------------------------------------------------------------------------
  MODEL #   PRICE RANGE          MEASUREMENT                 APPLICATIONS
-------------------------------------------------------------------------------
  1500       $250K to   Thickness, Thickness Variation Sorting, Process Control
             $350K


  The Autogager 1500 series of products are modular systems capable of automatically characterizing, inspecting and sorting hard disks. The Autogager 1500, the first large-scale, automated dimensional metrology system for the hard disk market, was introduced by the Company in 1996 to meet the industry's increasing demand for the manufacture of MR quality hard disks. These systems measure thickness and thickness variation on advanced hard disks and provide high speed sorting. The products combine an industrial robot with the company's capacitive dimensional metrology into a single, floor-mounted system. These systems, which are capable of operating in a class 1000 cleanroom environment, provide a non-destructive in-line sorting capability and precise disk classification at submicron accuracies.

 OEM Automation Components

  The Company has developed a series of robots, prealigners and wafer elevators for use in its automated systems. The Company also markets and sells these automation components to semiconductor equipment manufacturers. These automation components range in price from $7,000 to $29,000. The Company's OEM product revenues accounted for approximately 3% of revenues in fiscal 1997.

PRODUCTS IN DEVELOPMENT

  In order to maintain its technology leadership, the Company continues to introduce new products. Among those products under development are the Company's Galaxy 10000 Series, specifically designed for 300 millimeter wafers, and the EpiScan 9900 Series.

GALAXY 10000 SERIES

----------------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE TARGET MARKET             MEASUREMENT                 APPLICATIONS
----------------------------------------------------------------------------------------------
  AFS-300    $650K to     Wafer and   Thickness, Thickness Variation,     Sorting,
             $1,000K      Device      Flatness, Shape, Resistivity, Type, Process Management,
                                      Fiducial Verification, Mark Reading Incoming Inspection,
                                                                          Final Inspection

----------------------------------------------------------------------------------------------
  AWIS-300   $650K to     Wafer and   Front and Backside Surface          Sorting,
             $1,000K      Device      Inspection for Particles, Crystal   Process Management,
                                      Defects, and Visual Defects         Incoming Inspection,
                                                                          Final Inspection


  The Galaxy series of products are modular, high throughput, in-line production systems that perform metrology and sorting at various stages of the wafer manufacturing and device fabrication processes. A key feature of the systems is their unique ability to measure both the front and back surface of the wafer, holding the wafer gently and only by the edges, so as not to introduce any damage or contamination on either the front or the back surface of the wafer. The AFS-300 and the AWIS-300 systems employ the identical wafer handling platform.

  The AFS-300 series systems, introduced in 1997, are generally operated in a class 10 cleanroom environment, and are based on ADE's advanced E-Plus station, measure thickness down to an accuracy of 0.25 microns. The AFS-300 series systems measure wafer thickness, flatness, shape, conductivity type and resistivity and can be integrated with factory automation systems using industry standard protocols. The Company has delivered beta units to certain customers.

  The AWIS-300 series systems, currently in the final stages of development, are based on ADE's proprietary ARS (Angle Resolved Scatter) technologies for the optical inspection of bare and film wafer surfaces, and are intended for use in a class 1 or better cleanroom environment. The AWIS-300 is designed to provide the combination of front and backside measurement, sensitivity, throughput and sorting capabilities required by wafer manufacturers.

EPISCAN 9900 SERIES

----------------------------------------------------------------------------------------------
  MODEL #   PRICE RANGE TARGET MARKET             MEASUREMENT                 APPLICATIONS
----------------------------------------------------------------------------------------------
  9900       $150K to     Wafer and   Epi Thickness, Thickness Variation, Incoming Inspection,
             $220K        Device      Dopant Profile                      Final Inspection,
                                                                          Process Control


  The EpiScan 9900 series of products are benchtop metrology systems containing a single measurement module, which is capable of making selected measurements, including Epi thickness, thickness variation and dopant profile. The EpiScan 9900 system, introduced in 1997, is based on advanced, model-based FTIR (Fourier Transform Infrared Spectroscopy) technology licensed to the Company by On-Line Technologies, Inc. The EpiScan 9900 system is capable of being operated in a class 10 cleanroom environment.

TECHNOLOGY

  The Company's metrology and inspection products use its proprietary non-contact capacitive, magnetic and optical technologies to measure the dimensional, magnetic and surface characteristics of semiconductor wafers and devices and hard disks.

 Dimensional Technology

  The Company's non-contact capacitive gaging technology, which is the subject of a series of patents, is used to measure the dimensional parameters (thickness, flatness, shape) of semiconductor wafers, computer hard disks and other objects. Non-contact technology has largely displaced traditional contact gages, which can damage the wafer through physical contact.

  The Company's capacitive dimensional gaging technology is based on the measurement of the capacitance between a measurement probe and the surface of the object. The capacitance varies as a precise function of the distance between the probe and the object being measured, permitting the distance to be measured with a precision of better than 0.01 microns. For example, in the measurement of a semiconductor wafer, two probes, one on each side of the wafer, map both wafer surfaces simultaneously. Electronic circuitry converts the probe capacitance signal into distance signals which are translated by the Company's software to produce information concerning the wafer's thickness, flatness and shape.

  ADE's capacitive dimensional technology has a number of advantages over other non-contact measurement methods. Unlike optical, magnetic or acoustic technologies, capacitive gaging is not significantly affected by environmental conditions such as temperature and humidity or by the optical properties and material characteristics of the wafer. As a result, the Company believes that its capacitive dimensional technology provides a superior combination of accuracy, precision and stability, greater bandwidth and a broader range of potential applications than these other technologies.

 Surface Inspection Technology

  The Company uses optical methods to detect microscopic surface defects. A finely focused laser beam is scanned over the surface of the wafer. Surface particles or defects cause some of the beam's energy to scatter. Sensitive detectors quantify this scattering signal, which is translated by the Company's software to produce information about particles, microscratches, haze and other process induced defects on the wafer surface. Although the principles of the Company's optical technology are similar to those used by other manufacturers, the Company believes its theoretical modeling and patented optical engineering and proprietary software result in products having a superior combination of high sensitivity and throughput.

 Fourier Transform Infrared Spectroscopy Technology

  Fourier Transform Infrared Spectroscopy Technology ("FTIR") is used in a broad range of laboratory applications for examining various technical properties of materials and chemicals. On-Line Technologies, Inc., a Connecticut-based technology company, has licensed its FTIR technology to ADE for incorporation into metrology tools for the wafer market.

  ADE is integrating this technology, which primarily has been confined to laboratory devices, as a metrology module into its automated in-line metrology tools in order to provide the increasing precision and accuracy needed to support the SWOF in the face of ever-tightening Epi specifications.

 Magnetics Characterization Technology

  The Company's products for characterizing magnetic materials use a variety of non-contact measurement technologies including lasers (the Kerr effect), vibrating sample and torque-effect inductive sensing techniques. The Company believes its theoretical modeling and magnetics engineering enable it to offer automated products with superior sensitivity, speed, accuracy, and reproducibility.

 Proprietary Software

  ADE's proprietary software analyzes and transforms the large amounts of data generated by ADE's metrology and inspection systems to produce information about process induced defects that aids in process control. The flexible design of the software permits reconfiguration of the Company's products to serve new applications with a minimum of hardware or software redesign or development. The Company's software is designed to integrate the Company's various metrology functions with one another and to implement industry standards for integrating the Company's products with the manufacturing facility's information systems. The Company currently is seeking patent protection on certain features of its software.

MARKETING, SALES AND CUSTOMER SUPPORT

  The Company markets and sells its semiconductor metrology and inspection products through its direct sales force, distributors and independent sales representatives. The Company markets and sells its metrology and inspection products in the United States, Europe and Malaysia through full-time salespersons located in Milpitas, Dallas, Portland and Boston, in the United States, in the United Kingdom, in Germany, and in Malaysia. During the past fiscal year, approximately 50% of the Company's revenues were derived through its direct sales organization. The Company's direct sales force is supported by applications engineers in selected field offices and in its manufacturing locations.

  Sales of dimensional systems in Japan are supported by Japan ADE Limited, a joint venture of the Company and Kanematsu Electronics, Ltd. Sales of optical surface inspection products are provided in Japan by a separate distributor. The Company also sells its semiconductor metrology and inspection products in Israel, South Korea, Singapore, Taiwan, India and the People's Republic of China through independent sales representatives. The Company markets and sells its computer hard disk products in the United States through two full-time salespersons and internationally through distributors and sales representatives. The Company's gaging products are sold worldwide through distributors and independent sales representatives.

  The selling process for the Company's products frequently involves participation by sales, marketing and customer support personnel. Customers and potential customers often evaluate the Company's products by sending semiconductor wafers to the Company for measurement or by installing demonstration equipment at their facilities. The Company maintains demonstration equipment at its manufacturing sites and some of its sales offices for this purpose. The Company plans to increase its investment in demonstration equipment to accelerate the introduction of products. The Company's marketing activities also include participation in international standards organizations, trade shows, publication of articles in trade journals, participation in industry forums and distribution of sales literature.

  The Company believes that its strong commitment to service is essential, based on the growing complexity of the equipment used in the semiconductor manufacturing process. This complexity makes it difficult for semiconductor wafer and device manufacturers to maintain an internal workforce sufficiently skilled and specialized to support the disparate equipment and technologies used in their processes. ADE has customer support centers in Boston, Charlotte, Austin, Dallas, Milpitas, Portland, Milton Keynes, England, Munich, Germany and Kuala Lumpur, Malaysia. The Company's customer support and service staff currently consists of 74 persons. In addition, the Company's distributors and sales representatives provide customer support. ADE also offers training programs and maintenance contracts for its customers. The Company offers warranties of up to twelve months covering the performance and reliability of its products. In each of the past four years, the Company was selected as one of the "ten-best" semiconductor measurement equipment manufacturers in the world in customer surveys conducted by VLSI Research Inc.

CUSTOMERS

  The Company's customers include all of the leading semiconductor wafer manufacturers and many of the leading semiconductor device and computer hard disk and disk drive manufacturers throughout the world. Historically, a relatively limited number of customers have accounted for a substantial portion of the Company's revenues. In fiscal years 1995, 1996 and 1997, sales to the Company's top five customers accounted for approximately 51%, 45% and 50%, respectively, of the Company's revenue. During fiscal year 1997, one of the Company's customers accounted for 16% of the Company's revenue. See "Risk Factors--Customer and Industry Concentration." During the past fiscal year, approximately 77% of the Company's revenues were derived from sales made to wafer manufacturers, with the remainder of the Company's revenues derived from sales to manufacturers of semiconductor devices, and computer hard disks and disk drives and semiconductor equipment. The Company's principal customers are as follows:

  SEMICONDUCTOR WAFER MANUFACTURERS
    Komatsu
    LG Silicon
    MEMC Electronic Materials
    Mitsubishi International Corporation
    Posco Huls Company
    Shin-Etsu Handotai Co.
    Sumitomo Sitix Silicon
    Toshiba Corporation
    Wacker Siltronic Corporation

  SEMICONDUCTOR DEVICE MANUFACTURERS
    IBM Corporation
    Intel Corporation
    Lucent Technologies
    Motorola
    SGS Thomson
    Texas Instruments
    Winbond Electronic Corporaton

  COMPUTER HARD DISK AND DISK DRIVE MANUFACTURERS
    Akashic Memories
    HMT Corporation
    Hyundai Electronics
    IBM Corporation
    Komag
    Seagate Technology
    Trace
    Western Digital

RESEARCH AND DEVELOPMENT

  The market for semiconductor wafer and device and computer hard disk and disk drive equipment is characterized by rapid technological change and product innovation. The Company's research and development efforts are designed to enhance the Company's current products and develop and introduce new products to keep pace with technological developments and respond to constantly evolving customer requirements. The Company devotes significant resources to programs directed towards developing new and enhanced products, as well as developing new applications for existing products.

  As of April 30, 1997, the Company employed a full-time research and development staff of 131 persons. In fiscal years 1995, 1996 and 1997, the Company's research and development expenditures were $6.3 million, $7.8 million and $17.0 million respectively, representing 13.7%, 11.6% and 16.8% of revenues. Research and development expenditures consist primarily of salaries, project materials and other costs associated with the Company's ongoing research and development efforts. See "Risk Factors--Rapid Technological Change and Introduction of New Products."

  Industry standards organizations, such as SEMI and American Standards for Testing and Materials ("ASTM"), are pivotal in defining the test methods, measurement parameters and specifications governing commercial transactions within the semiconductor industry. The Company maintains a significant presence on standards committees of SEMI, ASTM and other international standards organizations. The Company believes that its involvement with these organizations has helped to ensure that the Company's new products conform to industry standards.

BACKLOG

  At April 30, 1997, the Company's backlog was approximately $61 million. The Company schedules production based on firm customer commitments and anticipated orders during the planning cycle. The Company includes in its backlog only those customer orders for which it has accepted written purchase orders against which it expects to ship within the following twelve months. All orders are subject to cancellation or delay by the customer with limited or no penalty. The Company does not believe that the level of backlog is an accurate indicator of the Company's future performance. See "Risk Factors-- Fluctuations of Quarterly Operating Results."

MANUFACTURING

  The Company's principal manufacturing activities take place at its ISO 9001-registered facility near Boston, Massachusetts, where dimensional metrology systems are manufactured, and Charlotte, North Carolina, where optical surface inspection equipment is manufactured. Certain of the Company's gaging products for the computer disk and disk drive and other industries are manufactured in Milpitas, California. Manufacturing activities consist primarily of assembling and testing components and subassemblies which are supplied by third party vendors and then integrated into the Company's finished products. Many of the components and subassemblies are standard products, although certain items are made to Company specifications. The Company manufactures its semiconductor metrology and inspection systems in a cleanroom environment.

  Certain components and subassemblies, including certain system controllers and robotics components incorporated into the Company's systems, are obtained from a single source or a limited group of suppliers. Management routinely monitors single or limited source supply parts, and the Company endeavors to ensure that adequate inventory is available to maintain manufacturing schedules should the supply of any part be interrupted. Although the Company seeks to reduce its dependence on sole and limited source suppliers, it has not qualified a second source for these products and the partial or complete loss of certain of these sources could have an adverse effect on the Company's results of operations and damage customer relationships. See "Risk Factors-- Dependence on Suppliers." Further, a significant increase in the list price of one or more of these components could adversely affect the Company's results of operations.

COMPETITION

  The semiconductor and computer hard disk equipment industries are highly competitive. While the Company believes that it does not presently have significant established competitors in the metrology area of the semiconductor wafer equipment industry, there can be no assurance that companies with complementary technologies and greater financial resources will not enter the industry and develop products that are superior to the Company's products or achieve market acceptance. In the market for optical defect inspection equipment, the Company competes directly with Hitachi Electronics Engineering

Co., Ltd. and KLA-Tencor Corporation, both of which have significantly greater financial resources than the Company. In the metrology area of the device industry, the Company has encountered, and expects to encounter in the future, competition from companies offering similar and competing technologies, some of which have significantly greater financial resources than the Company or an existing market presence in the device industry, or both. The Company also expects to encounter intense competition in the areas of metrology and inspection for the hard disk industry. The Company's competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price/performance characteristics. Competitive pressures can necessitate price reduction which can adversely affect operating results. Although the Company believes that it has certain technical and other advantages over its competitors, maintaining such advantages will require a continued high level of investment by the Company in research and development and sales, marketing and service. There can be no assurance that the Company will have sufficient resources to continue to make such investment or that the Company will be able to make the technological advances necessary to maintain such competitive advantages.

PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

  The Company relies on a combination of patent, copyright, trademark and trade secret laws and license agreements to establish and protect its proprietary rights in its products. The Company believes, however, that its success depends to a greater extent upon innovation, technological expertise and distribution strength. The Company requires each of its employees, including its executive officers, to enter into standard employee agreements pursuant to which the employee agrees to keep confidential all proprietary information of the Company and to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment or made thereafter as a result of any inventions conceived or work done during such employment. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries.

  The Company currently holds 26 United States patents and 15 foreign patents covering existing and potential products and has applied for 4 additional patents in the United States and 13 additional foreign patents.

  The Company has licensed its prealigner patents to a number of companies following the settlement of a patent infringement suit brought by the Company. The Company is actively pursuing similar licensing arrangements with a number of other companies.

  As is typical in the Company's industry, the Company and its customers from time to time receive letters from third parties, including some of the Company's competitors, alleging infringement of such parties' patent rights by the Company's products. There can be no assurance that the Company would prevail in any litigation seeking damages or expenses from the Company or to enjoin the Company from selling its products on the basis of such alleged infringement or that the Company would be able to license any valid and infringed patents on reasonable terms. See "Risk Factors--Patents and Other Intellectual Property."

EMPLOYEES

  As of April 30, 1997, the Company employed a total of 538 persons at all of its locations, including 227 in manufacturing, 131 in research and development, 50 in marketing and sales, 74 in customer service and 56 in administration.

  Management believes that the Company's ongoing success depends on its continued ability to attract and retain highly skilled employees. There can be no assurance that the Company will be successful in attracting or retaining such personnel. None of the Company's employees is represented by a labor union, and the Company has experienced no work stoppages. The Company considers its employee relations to be good.

FACILITIES

  The Company's principal operations are located in an approximately 117,000 square foot company-owned building in Westwood, Massachusetts; a 46,000 square foot building in Newton, Massachusetts under a five-year lease that expires in May 2002; and a 38,000 square foot building in Charlotte, North Carolina under a ten-year lease that expires in September 2004. The Company also owns a 14,400 square foot building in Burlington, Massachusetts and leases space for sales and customer support offices in various other locations.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company and their ages as of July 1, 1997 are as follows:

                     NAME                       AGE            POSITION
                     ----                       ---            --------
Robert C. Abbe.................................  59 President, Chief Executive
                                                    Officer and Director
E. Fred Schiele................................  45 Vice President and General
                                                    Manager, ADE Semiconductor
                                                    Systems
Mark D. Shooman................................  50 Vice President and Chief
                                                    Financial Officer
Noel S. Poduje.................................  52 Vice President of Strategic
                                                    Technology Development
William H. Ohm.................................  50 Vice President and General
                                                    Manager of ADE Technologies,
                                                    Inc.
Barry Glasgow..................................  51 Vice President of Worldwide
                                                    Sales and Customer Support
Landon T. Clay(1)..............................  71 Chairman of the Board
Harris Clay(2).................................  70 Director
Francis B. Lothrop, Jr.(1)(2)..................  69 Director
H. Kimball Faulkner(2).........................  66 Director
Kendall Wright(1)..............................  71 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Robert C. Abbe founded the Company in 1967. Since that time, he has served as President, Chief Executive Officer and a director of the Company. Mr. Abbe received an A.B. in Physics from Harvard College.

  E. Fred Schiele joined the Company in 1996 and serves as the Vice President and General Manager of the ADE Semiconductor Systems, which consists of the Dimensional Systems in Westwood and the Optical Systems in Charlotte. Prior to joining ADE, Mr. Schiele was a Vice President at Electro Scientific Industries, Inc. and has held senior level positions at Xerox Corporation, Inmos Corporation, RTE Corporation and UVC Corporation. Mr. Schiele holds a B.S. in Physics from Principia College and an M.B.A. from the University of Wisconsin.

  Mark D. Shooman joined the Company in April 1992 and has served as Vice President and Chief Financial Officer since May 1994. From January 1991 to March 1992, Mr. Shooman served as President of Asbury Associates, Inc., a management consulting firm he founded in 1988. From 1989 to January 1991, he served as a Vice President and the Chief Financial Officer of the retail sales division of Fidelity Investments. Mr. Shooman received a B.S. in Electrical Engineering from Renesselaer Polytechnic Institute and an M.B.A. from The Ohio State University. Mr. Shooman is a Certified Public Accountant.

  Noel S. Poduje joined the Company in 1972 and has served as Vice President of Strategic Technology Development since 1985. Mr. Poduje received a B.S. in Electrical Engineering from the Massachusetts Institute of Technology.

  William H. Ohm joined the Company in 1994 and serves as Vice President and General Manager of ADE Technologies, Inc. From 1992 through 1994, Mr. Ohm served as Director of Sales and Marketing for Holographix, Inc. From 1990 to 1991, Mr. Ohm was Marketing Manager for Presstek, Inc. and from 1976 to 1990, Product Line Manager and Engineering Manager for Agfa Compugraphic, a Division of Agfa Corporation. Mr. Ohm received a B.S. in Electrical Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard Business School.

  Barry Glasgow joined the Company in 1997 as Vice President of Worldwide Sales and Customer Support. From July 1995 to June 1997, he served as Director of Worldwide Sales for Semiconductor Systems Group of Electro Scientific Industries, Inc. From May 1987 to July 1995, he served as Vice President of Sales and Marketing of XRL, Inc. Mr. Glasgow received a B.S. in Physics and Psychology from University of Massachusetts, and studied experimental psychology in the Ph.D. programs at Indiana University and University of Minnesota.

  Landon T. Clay has been a director of the Company since 1970 and Chairman of the Board since 1979. Since 1971, he has served as Chairman of Eaton Vance Corp., a mutual fund management and distribution company. Mr. Clay is also a director of Dakota Mining Corp. Mr. Clay received an A.B. from Harvard College. Mr. Clay and Harris Clay are brothers.

  Harris Clay has been a director of the Company since 1970. He has been self-employed as a private investor during the past five years. Mr. Clay received an A.B. from Harvard College.

  Francis B. Lothrop, Jr. has been a director of the Company since 1972. Since 1985, he has served as Chairman of Tech-Ceram Corporation, a manufacturer of electronic ceramic packaging. Mr. Lothrop received an A.B. from Harvard College and a M.B.A. from Northeastern University.

  H. Kimball Faulkner has been a director of the Company since 1970, and has been a self-employed small business consultant during the past five years. Mr. Faulkner received an A.B. from Harvard College and an M.B.A. from the University of Virginia.

  Kendall Wright has been a director of the Company since 1983 and has been a business, marketing and operations management consultant during the past five years. Mr. Wright received a B.S. from the Massachusetts Institute of Technology.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of June 27, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby by
(i) each person or entity known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers, (iii) the Selling Stockholders, and (iv) all directors and executive officers as a group. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                       SHARES                      SHARES
                                    BENEFICIALLY                BENEFICIALLY
                                   OWNED PRIOR TO                OWNED AFTER
                                     OFFERING(1)    NUMBER OF    OFFERING(1)
                                  -----------------  SHARES   -----------------
        BENEFICIAL OWNER           NUMBER   PERCENT  OFFERED   NUMBER   PERCENT
        ----------------          --------- ------- --------- --------- -------
Landon T. Clay(2)................ 1,789,318  20.8%   150,000  1,639,318  15.4%
Harris Clay(3)...................   930,602  10.8%    43,478    887,124   8.3%
Robert C. Abbe(4)................   538,052   6.2%    43,478    494,574   4.6%
H. Kimball Faulkner(5)...........   120,000   1.4%    20,781     99,219     *
Francis B. Lothrop, Jr. .........    60,000     *         --     60,000     *
Noel S. Poduje(6)................    37,288     *      2,800     34,488     *
Kendall Wright(7)................    34,372     *     17,391     16,981     *
Mark D. Shooman(8)...............    33,600     *         --     33,600     *
William H. Ohm(9)................    15,308     *      2,700     12,608     *
Barry Glasgow....................        --     *         --         --     *
E. Fred Schiele..................        --     *         --         --     *
All directors and executive
 officers
 as a group (11 persons) (10).... 3,558,540  40.9%   280,628  3,277,912  30.7%
David C. Bono(11)................   380,000   4.4%    86,956    293,044   2.7%
Michael J. Ellsworth(12).........   102,400   1.2%    57,199     45,201     *
Elias Speliotis(13)..............   100,250   1.2%    43,478     56,772     *
Alan P. Sliski(14)...............    40,000     *      1,739     38,261     *

--------
  *Less than one percent.
(1) The number of shares of Common Stock deemed outstanding prior to this offering includes (i) 8,617,660 shares of Common Stock outstanding as of June 27, 1997 and (ii) shares issuable pursuant to options held by the respective person or group which may be exercised within 60 days after June 27, 1997. The number of shares of Common Stock deemed outstanding after this offering assumes no exercise of the Underwriters' over-allotment option and includes an additional (i) 2,000,000 shares of Common Stock which are being offered for sale by the Company in this offering and
    (ii) 74,590 shares of Common Stock to be issued by the Company upon exercise of options and sold by certain Selling Stockholders in this offering.
(2) Includes 305,358 shares held in various trusts for the benefit of Mr. Clay's children, and 5,560 shares held by Mr. Clay's children, as to which Mr. Clay disclaims beneficial ownership. If the Underwriters' over-allotment option is exercised, Mr. Clay will sell up to an additional 22,500 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.

(3) If the Underwriters' over-allotment option is exercised, Mr. Clay will sell up to an additional 6,521 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.
(4) Includes 149,900 shares of Common Stock held by Dr. Elizabeth Baker, Mr. Abbe's wife, as to which Mr. Abbe disclaims beneficial ownership. If the Underwriters' over-allotment option is exercised, Mr. Abbe will sell up to an additional 6,521 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.
(5) If the Underwriters' over-allotment option is exercised, Mr. Faulkner will sell up to an additional 3,117 shares of Common Stock to the Underwiters in order to satisfy a portion of the over-allotment option.
(6) Includes 8,000 shares of Common Stock issuable upon exercise of stock options. If the Underwriters' over-allotment option is exercised, Mr. Poduje will sell up to an additional 420 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.
(7) Includes 30,000 shares of Common Stock issuable upon exercise of stock options. If the Underwriters' over-allotment option is exercised, Mr. Wright will sell up to an additional 2,609 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.
(8) Consists solely of shares of Common Stock issuable upon exercise of stock options.
(9) Includes 11,800 shares of Common Stock issuable upon exercise of stock options. If the Underwriters' over-allotment option is exercised, Mr. Ohm will sell up to an additional 405 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.
(10) Includes an aggregate of 85,400 shares of Common Stock issuable upon exercise of stock options.
(11) If the Underwriters' over-allotment option is exercised, Mr. Bono will sell up to an additional 13,044 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.
(12) Includes 16,484 shares of Common Stock held by Barbara Ellsworth, Mr. Ellsworth's wife, as to which Mr. Ellsworth disclaims beneficial ownership and 85,916 shares of Common Stock issuable upon exercise of stock options. If the Underwriters' over-allotment option is exercised, Mr. Ellsworth will sell up to an additional 8,580 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.
(13) Includes 5,250 shares of Common Stock to which Mr. Speliotis is entitled when his interest in a trust fully vests. If the Underwriters' over-allotment option is exercised, Mr. Speliotis will sell up to an additional 6,522 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.
(14) If the Underwriters' over-allotment option is exercised, Mr. Sliski will sell up to an additional 261 shares of Common Stock to the Underwriters in order to satisfy a portion of the over-allotment option.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Montgomery Securities, Adams, Harkness & Hill, Inc., Sutro & Co. Incorporated and Needham & Company, Inc., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                       NUMBER OF
UNDERWRITERS                                                            SHARES
------------                                                           ---------
Alex. Brown & Sons Incorporated.......................................   494,000
Montgomery Securities.................................................   494,000
Adams, Harkness & Hill, Inc...........................................   494,000
Sutro & Co. Incorporated..............................................   494,000
Needham & Company, Inc................................................   494,000
                                                                       ---------
    Total............................................................. 2,470,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.96 per share. The Underwriters may allow, and certain dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 370,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,470,000 and the Company and the Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,470,000 shares are being offered.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company, the Selling Stockholders, and all executive officers and directors of the Company, who in the aggregate will hold 3,466,564 shares of Common Stock and options to purchase 307,926 shares of Common Stock after this offering, have agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

  In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions, "passive" market making and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock. Syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby the syndicate may reclaim selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the Offering for their account if the syndicate repurchases the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

  As permitted by Rule 103 under the Exchange Act, Underwriters or prospective Underwriters that are market makers (passive market makers) in the Common Stock may make bids for or purchases of shares of Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for shares of Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Warner & Stackpole LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts. Willard G. McGraw, Jr., the Clerk of the Company and a partner of Warner & Stackpole LLP, owns 9,000 shares of Common Stock of the Company.

                                    EXPERTS

  The consolidated financial statements as of April 30, 1996 and 1997 and for each of the three years in the period ended April 30, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission. The Company's Common Stock is quoted on the Nasdaq National Market, and reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                                ADE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Independent Accountants.........................................  F-2
Consolidated Balance Sheet at April 30, 1996 and 1997.....................  F-3
Consolidated Statement of Income for the three years ended April 30, 1997.  F-4
Consolidated Statement of Stockholders' Equity for the three years ended
 April 30, 1997...........................................................  F-5
Consolidated Statement of Cash Flows for the three years ended April 30,
 1997.....................................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ADE Corporation

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of ADE Corporation and its subsidiaries at April 30, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Boston, Massachusetts
July 1, 1997

                                ADE CORPORATION

                           CONSOLIDATED BALANCE SHEET

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      APRIL 30,
                                                                   ----------------
                                                                    1996     1997
                                                                   -------  -------
                              ASSETS
Current assets:
  Cash and cash equivalents....................................... $21,513  $19,374
  Accounts receivable:
    Trade, less allowance for doubtful accounts of $476 and $577
     at April 30, 1996 and 1997, respectively.....................  15,872   19,248
    Affiliate.....................................................     --     1,083
  Inventories.....................................................  13,525   22,160
  Prepaid expenses and other current assets.......................     327      310
  Deferred income taxes...........................................   2,954    5,348
                                                                   -------  -------
      Total current assets........................................  54,191   67,523
Fixed assets, net.................................................   7,260   15,735
Deferred income taxes.............................................     329      234
Investments.......................................................      13    3,162
Other assets......................................................     185    1,763
                                                                   -------  -------
                                                                   $61,978  $88,417
                                                                   =======  =======
               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Note payable to related party................................... $   577  $   --
  Current portion of long-term debt...............................      44      899
  Accounts payable................................................   4,717    5,535
  Accrued expenses................................................   8,736   10,744
  Deferred income on sales to affiliate...........................     --     2,661
  Income taxes payable............................................     289    1,915
                                                                   -------  -------
      Total current liabilities...................................  14,363   21,754
                                                                   -------  -------
Long-term debt....................................................     677    5,091
                                                                   -------  -------
Excess of net assets acquired over cost...........................     436      184
                                                                   -------  -------
Stockholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares authorized;
   none issued or outstanding.....................................     --       --
  Common stock, $.01 par value; 25,000,000 shares authorized;
   8,439,716 and 8,604,160 shares issued and outstanding at April
   30, 1996 and 1997, respectively................................      84       86
  Capital in excess of par value..................................  27,104   28,660
  Retained earnings...............................................  19,573   32,846
                                                                   -------  -------
                                                                    46,761   61,592
  Deferred compensation...........................................    (259)    (204)
                                                                   -------  -------
                                                                    46,502   61,388
                                                                   -------  -------
Commitments (Note 14).............................................
                                                                   -------  -------
                                                                   $61,978  $88,417
                                                                   =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                                ADE CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       YEAR ENDED APRIL 30,
                                                      -------------------------
                                                       1995     1996     1997
                                                      -------  -------  -------
Revenue.............................................  $46,152  $67,339  $89,218
Revenue from affiliate..............................      --       --    12,185
                                                      -------  -------  -------
  Total revenue.....................................   46,152   67,339  101,403
                                                      -------  -------  -------
Cost of revenue.....................................   23,293   31,135   39,762
Cost of revenue from affiliate......................      --       --     5,076
                                                      -------  -------  -------
  Total cost of revenue.............................   23,293   31,135   44,838
                                                      -------  -------  -------
    Gross profit....................................   22,859   36,204   56,565
                                                      -------  -------  -------
Operating expenses:
  Research and development..........................    6,318    7,798   17,012
  Marketing and sales...............................    6,842   10,169   13,665
  General and administrative........................    4,707    7,011    7,698
  Amortization of excess of net assets acquired over
   cost.............................................     (252)    (252)    (252)
                                                      -------  -------  -------
    Total operating expenses........................   17,615   24,726   38,123
                                                      -------  -------  -------
Income from operations..............................    5,244   11,478   18,442
Other income (expense):
  Interest income...................................       24      535      752
  Interest expense..................................     (428)    (204)    (423)
                                                      -------  -------  -------
Income before provision for income taxes and equity
 in net earnings of affiliated companies............    4,840   11,809   18,771
Provision for income taxes..........................    1,709    4,004    5,705
                                                      -------  -------  -------
Income before equity in net earnings of affiliated
 companies..........................................    3,131    7,805   13,066
Equity in net earnings of affiliated companies......      --       --        99
                                                      -------  -------  -------
    Net income......................................  $ 3,131  $ 7,805  $13,165
                                                      =======  =======  =======
Net income per share................................  $  0.47  $  0.98  $  1.48
                                                      =======  =======  =======
Weighted average common and common equivalent shares
 outstanding........................................    6,651    7,965    8,880
                                                      =======  =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                                ADE CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           COMMON STOCK
                          --------------- CAPITAL IN                                    TOTAL
                           NUMBER    PAR  EXCESS OF  RETAINED TREASURY   DEFERRED   STOCKHOLDERS'
                          OF SHARES VALUE PAR VALUE  EARNINGS  STOCK   COMPENSATION    EQUITY
                          --------- ----- ---------- -------- -------- ------------ -------------
Balance at April 30,
 1994...................  6,416,554 $ 64   $ 4,739   $ 8,637   $(240)                  $13,200
Board of Director fees..                         1                11                        12
Exercise of common stock
 options................                       (15)               29                        14
Repurchase of 34,430
 shares of common stock.                                        (152)                     (152)
Compensation related to
 the grant of common
 stock options..........                       251                        $(251)           --
Net income..............                               3,131                             3,131
                          --------- ----   -------   -------   -----      -----        -------
Balance at April 30,
 1995...................  6,416,554   64     4,976    11,768    (352)      (251)        16,205
Exercise of warrants....    241,578    2       702               352                     1,056
Sale of common stock in
 connection with initial
 public offering in
 October 1995, net of
 issuance costs of
 $2,315.................  1,617,600   16    20,315                                      20,331
Exercise of common stock
 options................    163,984    2       660                                         662
Compensation related to
 the grant of common
 stock options..........                        58                          (58)           --
Amortization of deferred
 compensation...........                                                     50             50
Tax benefit related to
 exercise of common
 stock options..........                       393                                         393
Net income..............                               7,805                             7,805
                          --------- ----   -------   -------   -----      -----        -------
Balance at April 30,
 1996...................  8,439,716   84    27,104    19,573     --        (259)        46,502
Exercise of common stock
 options................    154,400    2       660                                         662
Sale of common stock
 pursuant to the
 Employee Stock Purchase
 Plan...................     10,044  --        102                                         102
Amortization of deferred
 compensation...........                                                     55             55
Tax benefit related to
 exercise of common
 stock options..........                       794                                         794
Net income..............                              13,165                            13,165
Net income of Digital
 Measurement Systems,
 Inc. for the one month
 ended April 30, 1997
 (Note 3)...............                                 108                               108
                          --------- ----   -------   -------   -----      -----        -------
Balance at April 30,
 1997...................  8,604,160 $ 86   $28,660   $32,846   $ --       $(204)       $61,388
                          ========= ====   =======   =======   =====      =====        =======

   The accompanying notes are an integral part of the consolidated financial statements.

                                ADE CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                 (IN THOUSANDS)

                                                        YEAR ENDED APRIL 30,
                                                       ------------------------
                                                        1995    1996     1997
                                                       ------  -------  -------
CASH FLOWS PROVIDED BY (USED IN) OPERATING
 ACTIVITIES:
  Net income.........................................  $3,131  $ 7,805  $13,165
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization....................   1,318    1,052    1,646
    Equity in net earnings of affiliated companies...     --       --       (99)
    Deferred income taxes............................    (743)  (1,275)  (2,299)
    Amortization of deferred compensation............     --        50       55
    Change in assets and liabilities:
      Accounts receivable, trade.....................  (2,105)  (6,192)  (3,329)
      Accounts receivable, affiliate.................     --       --    (1,083)
      Costs and estimated earnings in excess of
       billings on uncompleted contracts.............     500      --       --
      Inventories....................................      95   (3,382)  (8,626)
      Prepaid expenses and other current assets......       6     (102)      18
      Accounts payable...............................     844      862      833
      Accrued expenses...............................     937    4,751    2,044
      Deferred income on sales to affiliate..........     --       --     2,661
      Income taxes payable...........................     966   (1,278)   1,626
                                                       ------  -------  -------
        Net cash provided by operating activities....   4,949    2,291    6,612
                                                       ------  -------  -------
CASH FLOWS PROVIDED BY (USED IN) INVESTING
 ACTIVITIES:
  Purchases of fixed assets..........................    (935)  (5,337) (10,363)
  Equity investments.................................     --       --    (3,050)
  Decrease (increase) in other assets................      13        6   (1,578)
                                                       ------  -------  -------
        Net cash used in investing activities........    (922)  (5,331) (14,991)
                                                       ------  -------  -------
CASH FLOWS PROVIDED BY (USED IN) FINANCING
 ACTIVITIES:
  Repayments of line of credit, net..................  (2,750)     --       --
  Proceeds from (repayment of) note payable to
   related party.....................................     228       69     (577)
  Proceeds from issuance of long-term debt...........     --       --     5,500
  Repayments of long-term debt.......................     (74)    (179)    (231)
  Proceeds from issuance of common stock.............      14   20,993      764
  Tax benefit related to the exercise of common stock
   options...........................................     --       393      794
  Repurchase of common stock.........................     (38)     --       --
                                                       ------  -------  -------
        Net cash provided by (used in) financing
         activities..................................  (2,620)  21,276    6,250
                                                       ------  -------  -------
Adjustment for DMS activity for the one month ended
 April 30, 1997
 (Note 3)............................................     --       --       (10)
                                                       ------  -------  -------
Net increase (decrease) in cash and cash equivalents.   1,407   18,236   (2,139)
Cash and cash equivalents, beginning of year.........   1,870    3,277   21,513
                                                       ------  -------  -------
Cash and cash equivalents, end of year...............  $3,277  $21,513  $19,374
                                                       ======  =======  =======

See supplemental disclosures of cash flow information (Note 15)

   The accompanying notes are an integral part of the consolidated financial statements.

                                ADE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. NATURE OF BUSINESS

  ADE Corporation (the "Company") designs, manufactures, markets and services highly precise, automated measurement, defect detection and handling equipment with current applications in the production of semiconductor wafers, integrated circuits and computer memory disks. The predominant market for the Company consists of semiconductor wafer and device manufacturing concerns located in the United States, Japan, Europe and the Far East.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of significant accounting policies followed in the preparation of the financial statements follows:

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Effective February 28, 1997, the Company acquired all of the outstanding shares of common stock of Digital Measurement Systems, Inc. ("DMS") in exchange for 821,000 shares of common stock of the Company. This transaction has been accounted for as a pooling-of-interests and, therefore, the accompanying financial statements have been retroactively restated to reflect the financial position and results of operations and cash flows of the Company and DMS for all periods presented (Note 3). All material intercompany transactions and balances have been eliminated.

  Investments in 50% or less owned companies over which the Company has the ability to exercise significant influence are accounted for using the equity method. Investments in 20% or less owned companies are accounted for using the cost method. (Note 4)

 Revenue Recognition

  Revenue from product sales is recorded upon shipment. The Company accrues for anticipated warranty costs upon shipment. Service revenue is recognized as the services are performed. The Company does not provide the right to return products.

  Revenue under certain long-term contracts containing custom engineering is recognized under the percentage-of-completion method. The percentage of completion is determined by relating the actual cost of the work performed to date to the estimated total cost of the respective contracts. Contract costs include all direct material and labor costs as well as an allocated share of indirect costs incurred. Actual costs incurred and estimated earnings on contracts in progress at year end are included in operations for the year.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash in money market accounts. These investments are subject to minimal credit and market risks. At April 30, 1996 and 1997, the Company has classified its cash equivalent investments totaling $18,092 and $10,465, respectively, as available for sale. The carrying amount of these investments approximates fair market value.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


 Inventories

  Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

 Fixed Assets

  Fixed assets are stated at cost. Additions and betterments, unless of a relatively minor amount, are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of their useful life or the remaining life of the lease.

 Excess of Net Assets Acquired Over Cost

  The excess of net assets acquired over cost represents the unamortized excess of the fair market value of the net assets acquired determined at the date ADE Optical Systems, Inc. ("AOS") was acquired over the purchase price of AOS, after reducing the basis in noncurrent assets acquired to zero. The original amount of the excess of net assets acquired over cost is being amortized using the straight-line method over five years.

 Concentrations

  Credit Risk

  Financial instruments which potentially expose the Company to concentration of credit risk include cash, cash equivalents and trade accounts receivable. A significant amount of the Company's cash and cash equivalents are held by four financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100. Uninsured cash balances totaled approximately $2,859 and $8,117 at April 30, 1996 and 1997, respectively. The Company does not believe that such deposits are subject to any unusual credit risk associated with operating its business.

  The Company's customer base primarily consists of semiconductor wafer, semiconductor device and computer hard disk manufacturers. Accounts receivable from two customers accounted for approximately 42% and 36% of total accounts receivable at April 30, 1996 and 1997, respectively. The Company performs ongoing credit evaluations of customers' financial condition, although collateral is not required. In addition, the Company maintains reserves for potential credit losses and such losses, in aggregate, have not exceeded management expectations.

  Suppliers

  Certain of the components and subassemblies incorporated into the Company's systems are obtained from a single source or a limited group of suppliers. The Company seeks to reduce the impact from its dependence on those sole and limited source suppliers by considering alternate sources of supply, alternate designs for its products and by maintaining an adequate supply of the components and subassemblies. However, the loss of one or more of the sole or limited suppliers could cause a delay in manufacturing and a potential loss of sales, which could affect operating results adversely.

 Financial Instruments

  The carrying amount of the Company's financial instruments, which include cash, cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt, approximates their fair value at the balance sheet dates. It was not practicable to estimate the fair value of the Company's long-term investments as the stock of the related investees is not publicly traded.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


 Stock-Based Compensation

  Stock-based compensation awards to employees under the Company's stock plans are accounted for using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No.25, Accounting for Stock Issued to Employees and related interpretations. The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation."

 Earnings Per Share

  Earnings per share are determined by dividing net income by the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents consist of common stock which may be issuable upon exercise of outstanding stock options and warrants using the treasury stock method. Common stock, warrants and options issued or granted at prices below the initial public offering price per share during the twelve-month period prior to the initial filing of the Company's registration statement on Form S-1 have been included in the calculation as if outstanding for all periods presented through July 31, 1995 using the treasury stock method and the initial public offering price of $14.00 per share.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies at April 30, 1996 and 1997, and the reported amounts of revenues and expenses during the three year period ended April 30, 1997. Actual results could differ from those estimates.

 New Accounting Pronouncements

  In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." This statement establishes and simplifies standards for computing and presenting earnings per share. SFAS No. 128 will be effective beginning with the Company's quarter ended January 31, 1998 and requires the restatement of all previously reported earnings per share data that are presented. Early adoption of SFAS No. 128 is not permitted. SFAS No. 128 replaces primary and fully diluted earnings per share with basic and diluted earnings per share. Pro forma earnings per share under SFAS No. 128 would have been as follows:

                                                              YEAR ENDED APRIL
                                                                     30,
                                                              -----------------
                                                              1995  1996  1997
                                                              ----- ----- -----
      Pro forma basic net income per share................... $0.48 $1.04 $1.55
      Pro forma diluted net income per share.................  0.47  0.98  1.48

  In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." The statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. This standard will require that an enterprise display an amount representing total comprehensive income for

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

the period. SFAS No. 130 will be effective for the Company's fiscal year ending April 30, 1998. Adoption of SFAS No. 130 is not expected to significantly impact the Company's financial position or results of operations.

  In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14. This statement changes the way that public business enterprises report segment information, including financial and descriptive information about their operating segments, in annual financial statements and would require that those enterprises report selected segment information in interim financial reports to stockholders. Operating segments are defined as revenue-producing components of the enterprise which are generally used internally for evaluating segment performance. SFAS No. 131 will be effective for the Company beginning with the Company's fiscal year ending April 30, 1998. Adoption of SFAS No. 131 will not impact the Company's financial position or results of operations.

3. ACQUISITION; POOLING-OF-INTERESTS

  On February 28, 1997, pursuant to an Agreement and Plan of Merger (the "DMS Agreement"), the Company, through its wholly-owned subsidiary ADE Technologies, Inc. ("ATI"), acquired Digital Measurement Systems, Inc. ("DMS"), a Massachusetts corporation, and a building which is integral to the operations of DMS and which was controlled by a significant stockholder of DMS. DMS designs, manufactures, markets and services magnetic measurement devices with current applications in the production of computer memory disks. Pursuant to the DMS Agreement, each outstanding share of DMS capital stock was converted into 759.73 shares of the Company's common stock. Immediately prior to the acquisition, there were 1,000 shares of DMS Class A common stock and 53 shares of DMS Class B common stock outstanding. Pursuant to the terms of the DMS Agreement, the Company also issued 21,000 shares in connection with the acquisition of the building. In total, 821,000 shares of the Company's common stock were issued in this transaction. This transaction has been accounted for as a pooling-of-interests and, therefore, all prior period financial statements presented have been restated as if the acquisition took place at the beginning of such periods.

  DMS had a March 31 year end and, accordingly, the results of operations for DMS for the three years ended March 31, 1997 have been combined with the results of operations for the Company's three years ended April 30, 1997. Additionally, the financial position of DMS as of March 31, 1996 has been combined with the Company's financial position as of April 30, 1996. In order to conform DMS to the Company's fiscal year end, the financial position of DMS and the Company have been combined as of April 30, 1997. Accordingly, an adjustment has been made to retained earnings in fiscal 1997 to record the net income of DMS for the one month period ended April 30, 1997 totaling $108. Other results of operations for such one month period of DMS included revenues of $684 and operating costs and expenses of $527.

  There were no material transactions between the Company and DMS during any of the periods presented prior to the DMS Agreement. All material intercompany transactions and balances subsequent to the DMS Agreement have been eliminated. No material adjustments to net assets or the results of operations were necessary to conform the accounting practices of DMS to those of the Company.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Separate results of operations for the periods prior to the acquisition of DMS by the Company were as follows:

                                                      YEAR ENDED     NINE MONTHS
                                                       APRIL 30,        ENDED
                                                    ---------------  JANUARY 31,
                                                     1995    1996       1997
                                                    ------- -------  -----------
                                                                     (UNAUDITED)
      Revenue:
        ADE Corporation............................ $45,070 $65,616    $64,749
        DMS, Inc...................................   1,082   1,723      4,317
                                                    ------- -------    -------
        Combined................................... $46,152 $67,339    $69,066
                                                    ======= =======    =======
      Net income (loss):
        ADE Corporation............................ $ 3,107 $ 7,832    $ 8,448
        DMS, Inc...................................      24     (27)     1,036
                                                    ------- -------    -------
        Combined................................... $ 3,131 $ 7,805    $ 9,484
                                                    ======= =======    =======

4. INVESTMENTS

  The Company's investments of 50% or less owned companies over which the Company has the ability to exercise significant influence are accounted for using the equity method. Investments carried at equity consist of Japan ADE Ltd. ("JAL"), a Japanese corporation, and Microspec Technologies Ltd. ("Microspec"), an Israeli corporation.

  In July 1996, the Company acquired 1,410 shares of JAL for $1,300, which increased the Company's investment in JAL from 3% to 50%. JAL has been the exclusive distributor of ADE dimensional products in Japan since 1986. In connection with this investment, JAL and the Company also agreed to reduce the discount provided on sales to JAL. Sales to JAL which have not in turn been sold to unrelated third parties at April 30, 1997 have been eliminated, and the related profit on such sales is recorded as deferred income on sales to affiliate.

  In July 1996, the Company acquired a 25.1% interest in Microspec for $1,250. In connection with this investment, the Company also executed an exclusive five-year agreement to distribute Microspec products, subject to certain performance criteria. During fiscal year 1997, there were no material purchases from or sales to Microspec.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The summarized unaudited financial information below for fiscal year 1997 represents an aggregation of the Company's nonsubsidiary affiliates:

                                                                          YEAR
                                                                          ENDED
                                                                          APRIL
                                                                           30,
                                                                          1997
                                                                         -------
      Revenue........................................................... $26,933
      Gross profit......................................................   9,820
      Net income........................................................     419
                                                                          APRIL
                                                                           30,
                                                                          1997
                                                                         -------
      Current assets.................................................... $16,664
      Noncurrent assets.................................................   1,381
      Current liabilities...............................................  14,832
      Noncurrent liabilities............................................     418

  The Company's share of undistributed earnings of one affiliated company and the Company's share of the losses of the other affiliated company included in consolidated retained earnings was $507 and $136 at April 30, 1997, respectively. The Company has received no dividends from affiliated companies during fiscal year 1997. At April 30, 1997, the Company's investment exceeds the underlying net assets of affiliated companies by $1,476, which is being amortized by decreasing the equity in net earnings of affiliated companies using the straight-line method over five years. Related amortization expense of $273 was recorded in fiscal 1997.

  Pro forma revenue, net income and net income per share as though the investments in affiliated companies were made at the beginning of fiscal year 1996, including the effect of eliminating the profit on affiliated sales in beginning and ending inventory for the period, have not been included as they are not materially different from actual revenue, net income and net income per share for the two years ended April 30, 1997.

  The Company also has a less than 20% investment in a company in the amount of $500 that is accounted for using the cost method.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

5. INVENTORIES

  Inventories consist of the following:

                                                                   APRIL 30,
                                                                ---------------
                                                                 1996    1997
                                                                ------- -------
      Raw materials and purchased parts........................ $ 6,380 $ 9,867
      Work-in-process..........................................   6,926  11,464
      Finished goods...........................................     219     829
                                                                ------- -------
                                                                $13,525 $22,160
                                                                ======= =======

6. FIXED ASSETS

  Fixed assets consist of the following:

                                                                   APRIL 30,
                                                    USEFUL LIFE ---------------
                                                     IN YEARS    1996    1997
                                                    ----------- ------- -------
      Land.........................................             $ 1,288 $ 1,288
      Building and improvements....................    15-25      3,475   8,967
      Machinery and equipment......................     3-10      9,994   6,976
      Office equipment.............................     3-10      4,100   2,370
      Leasehold improvements.......................      5          278   1,374
      Construction-in-progress.....................                 263     414
                                                                ------- -------
                                                                 19,398  21,389
      Less--accumulated depreciation and
       amortization................................              12,138   5,654
                                                                ------- -------
                                                                $ 7,260 $15,735
                                                                ======= =======

  Depreciation expense for the years ended April 30, 1995, 1996 and 1997 was $1,570, $1,304 and $1,912, respectively. Fully depreciated assets with a historical cost of $8,396 were written off during fiscal 1997.

7. ACCRUED EXPENSES

  Accrued expenses consist of the following:

                                                                   APRIL 30,
                                                                 --------------
                                                                  1996   1997
                                                                 ------ -------
      Accrued commissions....................................... $2,560 $ 1,852
      Accrued salaries, wages, vacation pay and bonuses.........  2,489   2,972
      Accrued warranty costs....................................  1,151   1,832
      Accrued loss on abandonment of facilities.................    911     671
      Other.....................................................  1,625   3,417
                                                                 ------ -------
                                                                 $8,736 $10,744
                                                                 ====== =======

  The Company purchased a building in February 1996 in which it relocated its headquarters and one of its manufacturing facilities. Upon the purchase of the building, the Company recorded a charge of $911 for the estimated future costs of the abandoned facility for the period subsequent to the relocation.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8. BORROWINGS

 Note Payable to Related Party

  At April 30, 1996, the Company had a $577 note payable due to a company affiliated with a principal stockholder of DMS, which bore interest at an annual rate of 15%. Interest expense for the years ended April 30, 1995, 1996 and 1997 totaled $48, $88 and $87, respectively. During the year ended April 30, 1997, DMS repaid the entire principal on the note.

 Long-term Debt

  In June 1994, the Company entered into an agreement with a former executive to purchase 34,430 shares of the Company's common stock by paying cash of $38 and issuing a promissory note payable for $114. The note bears interest at the prime rate (8.5% at April 30, 1997) and the remaining principal balance of $38 at April 30, 1997 is payable on August 1, 1997.

  Under the terms of the DMS Agreement, the Company assumed a mortgage loan which was secured by the acquired building. The principal balance outstanding totaled $645 and $639 at April 30, 1996 and 1997, respectively. The Company paid the remaining principal balance in full in June 1997; accordingly, the balance has been included in the current portion of long-term debt at April 30, 1997.

  In June 1996, the Company issued a $5.5 million tax exempt Industrial Development Bond through the Massachusetts Industrial Finance Agency. The bond carries a 5.74% interest rate for 10 years with amortization of 50% of the principal and with the remaining 50% due in June 2006. Monthly payments consisting of principal and interest total $43. The proceeds of the bond were used to fund the acquisition and renovation of the manufacturing facility in the Company's new headquarters site. The Company secured the issuance of the bond with a standby letter of credit from a financial institution. The standby letter of credit, bearing a fee of 1.25% of the outstanding bond balance, is secured by a mortgage on the building and land. Under the terms of the letter of credit, the Company is required to comply with certain financial covenants. Future maturities of this bond are as follows:

             Year ending April 30,
               1998............................ $  222
               1999............................    235
               2000............................    249
               2001............................    264
               2002............................    279
               Thereafter......................  4,064
                                                ------
                                                $5,313
                                                ======

  In December 1992, the Company entered into a $1,250 unsecured, Subordinated Note and Warrant Purchase Agreement (the "Agreement") with a financial institution. The subordinated note bore interest at 10% and was scheduled to mature in November 1999. As part of the Agreement, the Company issued a warrant for 325,000 shares of the Company's common stock at an exercise price of $3.25 per share. Upon the closing of the Company's initial public offering, the financial institution exercised the warrant through the cancellation of $1,056 of related debt. The remaining outstanding principal of the note totaling $131 was paid by the Company during fiscal 1996.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


9. EMPLOYEE COMPENSATION PLANS

  In 1982, the Company adopted the 1982 Stock Option Plan (the "1982 Plan") which provided for the granting of incentive stock options and non-qualified stock options through 1992 and was administered by a committee of the Board of Directors (the "Compensation Committee"). The Company had reserved 900,000 shares of common stock for grant to employees under the 1982 Plan. In April 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The 1992 Plan provides for the issuance to employees of options to purchase 479,000 shares of common stock plus any expired or cancelled options granted pursuant to the 1982 Plan. In August 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan provides for the issuance to employees of stock options or stock awards to purchase 400,000 shares of common stock. At April 30, 1997, 27,290 shares and 80,000 shares were available for future grants under the 1992 Plan and the 1995 Plan, respectively. Options are granted under the 1992 and 1995 Plan as either incentive stock options or non-qualified stock options and at exercise prices not less than the fair value of the stock on the date of grant or less than 110% of the fair value in the case of optionees holding more than 10% of the total combined voting power of all classes of stock of the Company. The terms of the options generally may not exceed ten years or five years in the case of optionees holding more than 10% of the total combined voting power of all classes of stock of the Company. The options are exercisable over periods determined by the Compensation Committee, generally at the rate of 20% per year, on a cumulative basis, beginning with the first anniversary of the date of grant.

  In October 1992, the Company granted non-qualified, fully vested stock options to purchase 30,000 shares of the Company's common stock at an exercise price of $4.15 per share. These options were not granted pursuant to either the 1992 Plan or the 1982 Plan. These options are exercisable from the date of grant through October 2002.

  In October 1996, the Board of Directors adopted the Employee Stock Purchase Plan (the "Purchase Plan") effective as of October 1, 1996. The Purchase Plan provides its full-time employees, nearly all of whom are eligible to participate, the opportunity to purchase common shares, on a quarterly basis, at 85% of the fair market value of the shares on either the first or last day of the applicable quarter, whichever is lower. The term of the Purchase Plan is for five years, and the Company has authorized 1,000,000 shares of the Company's common stock for issuance under the Purchase Plan. Under the Purchase Plan, the Company sold 10,044 shares to employees in fiscal year 1997.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The Company applies APB No. 25 and related interpretations in accounting for stock-based compensation. During fiscal years 1995 and 1996, the Company recorded deferred compensation of $251 and $58, respectively, which is equivalent to the difference between the fair market value of the underlying securities and the exercise price of the related options granted. Such compensation is being amortized over the vesting periods of the related options. The Company has recognized no compensation expense in fiscal year 1995 and has recognized $50 and $55 in fiscal years 1996 and 1997, respectively, for all of its stock-based compensation. Had compensation cost for the stock-based compensation been determined based on the fair value at the grant dates of awards consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

                                                                    YEAR ENDED
                                                                    APRIL 30,
                                                                  --------------
                                                                   1996   1997
                                                                  ------ -------
      Net income:
        As reported.............................................. $7,805 $13,165
        Pro forma................................................  7,768  12,840
      Net income per share:
        As reported.............................................. $ 0.98 $  1.48
        Pro forma................................................   0.98    1.46

  The fair value of each option and purchase right grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for fiscal years 1996 and 1997: no dividend yield; risk free interest rate of 5.7% and 6.4% in fiscal 1996 and 1997, respectively; expected option term of 6 years and expected purchase right term of three months; no volatility for options granted prior to the initial filing of the Company's registration statement on Form S-1 in August 1995 and 50% for options and purchase rights granted subsequent to August 1995. The weighted average fair value per option for options granted with option exercise prices equal to the fair value of the underlying common stock in fiscal years 1996 and 1997 was $8.09 and $7.25, respectively. The weighted average fair value per option for options granted with exercise prices below the fair value of the underlying common stock in fiscal year 1996 was $9.08. The weighted average fair value per purchase right for purchase rights granted in fiscal year 1997 was $2.82.

  Because options vest over several years and additional option and purchase right grants are expected to be made in subsequent years, the pro forma impact on fiscal years 1996 and 1997 is not necessarily representative of the pro forma effects of reported net income and earnings per share for future years.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Stock option activity is summarized as follows:

                                                         NUMBER      WEIGHTED
                                                           OF        AVERAGE
                                                         SHARES   EXERCISE PRICE
                                                        --------  --------------
      Options outstanding at April 30, 1994............  669,400      $ 3.99
        Granted........................................  226,000        4.43
        Exercised......................................   (7,010)       2.00
        Canceled.......................................  (91,390)       3.63
                                                        --------
      Options outstanding at April 30, 1995............  797,000        4.17
        Granted........................................  137,500       14.23
        Exercised...................................... (163,984)       4.04
        Canceled.......................................   (8,000)       3.25
                                                        --------
      Options outstanding at April 30, 1996............  762,516        6.02
        Granted........................................  211,500       12.94
        Exercised...................................... (154,400)       4.24
        Canceled.......................................  (45,400)       8.21
                                                        --------
      Options outstanding at April 30, 1997............  774,216      $ 8.14
                                                        ========

  The number and weighted average exercise price of options exercisable at April 30, 1995, 1996 and 1997 is 206,800 and $3.93; 190,916 and $4.11; and
199,316 and $5.40, respectively.

  The following table summarizes information about stock options outstanding at April 30, 1997:

                                 OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                        --------------------------------------- --------------------------
                                     WEIGHTED
                                      AVERAGE
                                     REMAINING      WEIGHTED                   WEIGHTED
         RANGE OF         NUMBER    CONTRACTUAL     AVERAGE       NUMBER       AVERAGE
      EXERCISE PRICES   OUTSTANDING LIFE (YEARS) EXERCISE PRICE EXERCISABLE EXERCISE PRICE
      ---------------   ----------- -----------  -------------- ----------- --------------

  $ 3.25-3.88              22,000       3.87         $ 3.73        22,000       $ 3.73

    4.13-5.88             433,216       6.94           4.27       153,816         4.21

   9.38-11.25             129,000       9.49          10.51           --           --

  14.75-17.63             190,000       9.27          15.85        23,500        14.75
                          -------                    ------       -------       ------
                          774,216                    $ 8.14       199,316       $ 5.40
                          =======                    ======       =======       ======

10. STOCKHOLDERS' EQUITY

 Common Stock

  On August 17, 1995, the stockholders of the Company increased the number of authorized shares of common stock from 6,000,000 to 25,000,000 shares. On the same date, the Board of Directors approved a 2-for-1 split of the common shares to be effected in the form of a stock dividend on all issued stock which was distributed on October 2, 1995. Accordingly, all share and per share data have been restated for all periods presented to reflect the increase in the authorized shares and the split. The par value of the additional shares of common stock issued in connection with the stock split was credited to common stock and a like amount was charged to capital in excess of par value.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


  In October 1995, the Company completed an initial public offering of 1,617,600 shares of its common stock. The net proceeds to the Company were $20,331.

 Reserved Shares

  At April 30, 1997, the Company has reserved 1,871,462 shares of common stock for issuance upon the exercise of outstanding and available common stock options and for issuance to employees under the Purchase Plan.

 Preferred Stock

  The Company has 1,000,000 shares of $1.00 par value preferred stock authorized. Shares of preferred stock may be issued at the discretion of the Board of Directors of the Company with such designation, rights and preferences as the Board may determine from time to time. The preferred stock may have voting rights, preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions which are more expansive than those of the holders of the common stock.

11. EXPORT SALES AND MAJOR CUSTOMERS

  Revenue by geographic area is summarized as follows:

                                                          YEAR ENDED APRIL 30,
                                                        ------------------------
                                                         1995    1996     1997
                                                        ------- ------- --------
      United States.................................... $21,771 $27,635  $40,600
      Far East.........................................   9,891  21,582   27,098
      Japan............................................   7,653  11,404   24,199
      Europe...........................................   6,837   6,718    9,506
                                                        ------- ------- --------
                                                        $46,152 $67,339 $101,403
                                                        ======= ======= ========

  Revenue from JAL in fiscal years 1995, 1996 and 1997 totaled $7,519 (17%), $8,380 (13%) and $12,185 (12%), respectively. Revenue from another foreign distributor in fiscal year 1997 totaled $9,823 (10%). Revenue from this distributor in fiscal years 1995 and 1996 was less than 10%. In fiscal 1995, revenue approximating $5,816 (13%) and $5,032 (11%) was attributable to two separate customers. In fiscal year 1996, revenue approximating $7,703 (12%) and $6,759 (10%) was attributable to two separate customers. In fiscal 1997, revenue approximating $16,269 (16%) was attributable to one customer.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12. INCOME TAXES

  The provision for income taxes consists of:

                                                        YEAR ENDED APRIL 30,
                                                       ------------------------
                                                        1995    1996     1997
                                                       ------  -------  -------
      Current tax expense:
        Federal....................................... $2,069  $ 4,540  $ 7,037
        State.........................................    383      739      967
                                                       ------  -------  -------
                                                        2,452    5,279    8,004
                                                       ------  -------  -------
      Deferred tax benefit:
        Federal.......................................   (667)  (1,131)  (2,046)
        State.........................................    (76)    (144)    (253)
                                                       ------  -------  -------
                                                         (743)  (1,275)  (2,299)
                                                       ------  -------  -------
                                                       $1,709  $ 4,004  $ 5,705
                                                       ======  =======  =======

  Deferred tax assets consist of the following:

                                                                  APRIL 30,
                                                                --------------
                                                                 1996    1997
                                                                ------  ------
      Deferred tax assets:
        Inventories, due to reserves and additional costs
         inventoried for tax purposes.......................... $1,353  $2,332
        Accrued expenses.......................................  1,263   1,625
        Deferred profit on sales to affiliates.................    --    1,038
        ATI net operating loss carryforwards...................    421     409
        Depreciation...........................................    223     140
        Bad debt reserve.......................................    187     225
        Other..................................................    182     159
                                                                ------  ------
        Gross deferred tax assets..............................  3,629   5,928
        Deferred tax valuation allowance.......................   (346)   (346)
                                                                ------  ------
                                                                $3,283  $5,582
                                                                ======  ======

  ATI net operating loss carryforwards remaining at April 30, 1996 and 1997, not limited in their use due to ownership changes, totaled $195 and $164, respectively. These carryforwards expire in years 2000 through 2007. A valuation allowance of $346, equal to the ATI net operating carryforwards which will expire before they can be used due to ownership change limitations, was recorded at April 30, 1996 and 1997. There have been no changes in the valuation allowance during fiscal 1995, 1996 and 1997.

  The Company does not provide for taxes which would be payable if undistributed earnings of its foreign affiliates were remitted because the Company either considers these earnings to be invested for an indefinite period or anticipates that if such earnings were distributed, the U.S. income taxes payable would be substantially offset by foreign tax credits.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  The following is a reconciliation between the amount of reported income tax expense and the amount computed using the U.S. Federal Statutory rate of 34% for fiscal 1995 and 35% for fiscal 1996 and 1997:

                                                        YEAR ENDED APRIL 30,
                                                        -----------------------
                                                         1995    1996    1997
                                                        ------  ------  -------
      Statutory federal rate........................... $1,637  $4,133  $ 6,570
      State taxes, net of federal benefit..............    202     449      415
      Foreign sales corporation benefit................   (264)   (601)  (1,117)
      Research and development credits.................    --      --      (389)
      Other............................................    134      23      226
                                                        ------  ------  -------
                                                        $1,709  $4,004  $ 5,705
                                                        ======  ======  =======

  The income tax benefits related to the exercise and certain disqualifying dispositions of stock options reduces taxes currently payable and is credited to additional paid-in capital. Such amount approximated $393 and $794 for the years ended April 30, 1996 and 1997, respectively. No such tax benefits were realized in the year ended April 30, 1995.

13. INCENTIVE SAVINGS AND PROFIT SHARING PLAN

  The Company has an incentive savings and profit sharing plan covering substantially all employees who wish to participate and meet minimum age and service requirements. Annual Company contributions are determined by the Board of Directors and are limited to the maximum amount deductible under the Internal Revenue Code. Company contributions for fiscal 1995, 1996 and 1997 were approximately $125, $196 and $325, respectively.

14. COMMITMENTS

 Operating Leases

  The Company leases land and certain buildings, machinery and equipment under operating leases which expire through 2004. Under the terms of the leases, the Company is responsible for normal maintenance and utility expenses and taxes and pays a monthly property management fee on certain leases.

  Future minimum lease payments under operating leases, including management fees, are as follows:

             Year ending April 30,
               1998............................ $1,276
               1999............................  1,147
               2000............................    723
               2001............................    642
               2002............................    522
               Thereafter......................    809
                                                ------
               Total minimum lease payments.... $5,119
                                                ======

  Total rent expense under noncancelable operating leases was approximately $1,188, $1,150, and $1,266 for the years ended April 30, 1995, 1996 and 1997, respectively.

                                ADE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


15. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                           YEAR ENDED APRIL 30,
                                                           --------------------
                                                            1995   1996   1997
                                                           ------ ------ ------
      Cash paid during the year
        Interest.......................................... $  429 $  221 $  423
        Income taxes, net of refunds received.............  1,484  6,164  5,584

 Non-Cash Investing and Financing Activities

  During fiscal 1996, $1,056 of long-term debt was cancelled as consideration for the exercise of a warrant to purchase 325,000 shares of the Company's common stock (Note 8).

  During fiscal 1995, the Company repurchased 34,430 shares of the Company's common stock by paying cash of $38 and issuing a promissory note payable for approximately $114 (Note 8). In addition, 2,856 shares of treasury stock with a cost of $11 were issued in lieu of $12 of board of directors fees included in accrued expenses.

    [MAP DEPICTING ADE'S WORLDWIDE NETWORK OF CUSTOMER SUPPORT APPEARS HERE]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Incorporation of Certain Documents by Reference ..........................    3
Prospectus Summary .......................................................    4
Risk Factors .............................................................    7
Use of Proceeds ..........................................................   12
Price Range of Common Stock ..............................................   12
Dividend Policy...........................................................   12
Capitalization ...........................................................   13
Selected Consolidated Financial Data .....................................   14
Management's Discussion and Analysis of Financial Condition and Results of
 Operations ..............................................................   15
Business .................................................................   21
Management ...............................................................   35
Principal and Selling Stockholders .......................................   37
Underwriting..............................................................   39
Legal Matters ............................................................   40
Experts ..................................................................   40
Additional Information ...................................................   40
Index to Consolidated Financial Statements................................  F-1

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                                2,470,000 Shares

                                      LOGO

                                ADE CORPORATION

                                  Common Stock

                                 ------------

                                   PROSPECTUS

                                 ------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                             MONTGOMERY SECURITIES

                          ADAMS, HARKNESS & HILL, INC.

                            SUTRO & CO. INCORPORATED

                            NEEDHAM & COMPANY, INC.

                                 August 6, 1997

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